Exhibit 99.4

FIRST *QUARTERLY REPORT*
SEPTEMBER 2011

BRITISH COLUMBIA

First Quarterly Report

Fiscal Plan Update

2011/12 — 2013/14,

2011/12 Economic Outlook and

Financial Forecast

&

Three Month Results

April — June 2011

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—         — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77	354.711’007231’05

TABLE OF CONTENTS

2011/12 First Quarterly Report	September 8, 2011

Part One — Updated Fiscal Plan

Introduction		3

Changes since Budget 2011		4

Reverting to PST/GST		5

Managing the change		6
Spending pressures		6
Debt impacts		7

Other challenges		8

Tables:

1.1 Fiscal Plan Update		3

Part Two — Economic Review and Outlook

Summary		9

British Columbia Economic Activity and Outlook		10
The Labour Market		10
Consumer Spending and Housing		11
Business and Government		13
External Trade and Commodity Markets		14
Demographics		16
Inflation		16

Risks to the Economic Outlook		17

External Outlook		17
United States		17
Canada		21
Financial Markets		22
Exchange Rate		24

Tables:
2.1	British Columbia Economic Indicators	10
2.2	US real GDP forecast: Consensus vs Ministry of Finance	20
2.3	Canadian real GDP forecast: Consensus vs Ministry of Finance	22
2.4	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	24
2.5	Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	24
2.6	Private Sector Exchange Rate Forecasts	25
2.7.1	Gross Domestic Product: British Columbia	26
2.7.2	Components of Nominal Income and Expenditure	27
2.7.3	Labour Market Indicators	27
2.7.4	Major Economic Assumptions	28

Part Three — First Quarterly Report

Introduction		29

Revenue		31

First Quarterly Report 2011/12

Table of Contents

Expense		32
Consolidated Revenue Fund spending		32
Operating transfers to service delivery agencies		32
Spending recovered from third parties		33
Service delivery agency spending		33
Government employment (FTEs)		33

Provincial capital spending		34

Provincial debt		35

Risks to the Fiscal Forecast		35

Tables:
3.1	2011/12 Forecast Update	29
3.2	2011/12 Forecast — Changes from Budget 2011	30
3.3	2011/12 Notional Allocations to Contingencies	32
3.4	2011/12 Capital Spending Update	34
3.5	2011/12 Provincial Debt Update	35
3.6	2011/12 Operating Statement	36
3.7	2011/12 Revenue by Source	37
3.8	2011/12 Expense by Ministry, Program and Agency	38
3.9	2011/12 Expense by Function	39
3.10	2011/12 Material Assumptions — Revenue	40
3.11	2011/12 Material Assumptions — Expense	45
3.12	2011/12 Full-Time Equivalents (FTEs)	47
3.13	2011/12 Capital Spending	47
3.14	Capital Expenditure Projects Greater Than $50 million	48
3.15	2011/12 Provincial Debt	50
3.16	2011/12 Statement of Financial Position	51

First Quarterly Report 2011/12

PART ONE — UPDATED FISCAL PLAN

2011/12 First Quarterly Report	September 8, 2011

Introduction

Over the summer, British Columbians had the opportunity to participate in a province-wide mail-in referendum vote on whether to extinguish the Harmonized Sales Tax (HST) and return to a two-consumption-tax system, the Provincial Sales Tax (PST) and the federal Goods and Services Tax (GST).

On August 26, 2011, Elections BC announced that British Columbians had voted in favour of returning to the two-tax system. Approximately 52 per cent of registered voters returned ballots. Full details of the referendum question, process and results can be found at http://www.elections.bc.ca/. Government committed to accept and abide by a majority vote and is now focused on preparing the transition back to the PST system.

Table 1.1 Fiscal Plan Update

($ millions)	2011/12	2012/13	2013/14	Total

Budget 2011 Fiscal Plan	(925)	(440)	175
Fiscal plan updates (excluding impact of reverting to PST/GST):
Revenue increases (decreases)	(164)	(293)	(50)	(507)
Expense (increases) decreases	(56)	(1)	27	(30)
	(220)	(294)	(23)
Fiscal plan before reversion to PST/GST	(1,145)	(734)	152
Impact of reverting to PST/GST	(1,633)	(71)	(610)	(2,314)
Fiscal plan after reversion to PST/GST	(2,778)	(805)	(458)
Measures required to balance budget in 2013/14			458
Prudence included in fiscal plan:
Contingencies	(603)	(453)	(453)
Forecast allowance	(350)	(350)	(350)

Capital spending:
Taxpayer-supported capital spending	4,331	3,440	3,268
Self-supported capital spending	3,348	2,950	2,358
	7,679	6,390	5,626

Provincial Debt:
Government direct operating debt	9,325	10,285	9,893
Taxpayer-supported debt	36,872	39,842	41,510
Self-supported debt	16,265	18,424	20,503
Total debt (including forecast allowance)	53,487	58,616	62,363

Taxpayer-supported debt-to-GDP ratio	17.5%	18.1%	18.2%

	2011	2012	2013	2014
Economic Forecast:
Real GDP growth	2.0%	2.3%	2.4%	2.4%
Nominal GDP growth	4.2%	4.4%	3.7%	4.2%

First Quarterly Report 2011/12

Updated Fiscal Plan

The updated fiscal plan incorporating a return to the two-tax system shows deficits of $2,778 million and $805 million in 2011/12 and 2012/13, respectively. The update also projects a deficit gap of $458 million in 2013/14 that will need to be closed if government is to balance its budget by that year.

Over the next few months, government will be consulting with British Columbians on their views of how to address the fiscal challenges resulting from the referendum.

Changes since Budget 2011

Table 1.1 shows the updated three-year fiscal plan changes in two stages, first incorporating the impacts from changes to the economic forecast, revenue assumptions, and Crown corporation and agency projections before reverting to the PST, and then showing the impacts of reverting to the PST.

Fiscal plan losses are projected at $537 million over three years before the impacts of reverting back to the PST/GST system. Projected revenue losses total $507 million over three years, reflecting lower natural resources revenue, federal contributions and commercial Crown corporation income, partially offset by improvements in taxation and other revenue sources.

Chart 1.1   Three-year cumulative fiscal plan changes before reverting to PST/GST system

The impact of reverting from an HST system to a PST/GST system results in a cumulative three-year loss of $2.3 billion, which includes $1.6 billion in 2011/12 associated with reimbursing the federal HST transition funding.

The remaining $0.7 billion reduction over three years reflects lower net taxation revenues due to a lower consumption tax base under PST, slower economic growth, and higher expenses from debt servicing and PST administration, partially offset by the elimination of the personal income tax relief introduced with the implementation of the HST.

First Quarterly Report 2011/12

Updated Fiscal Plan

Chart 1.2   Three-year cumulative impact of reverting to PST/GST system

Reverting to PST/GST

Changing tax systems is extremely complex; and as changing from the HST back to a PST/GST system is unique, there is no template for the transition. The Independent Panel Report indicated going back to the PST could take 18 to 24 months. The process includes:

•                  developing rules to transition from the HST back to a two-tax system from the HST;

•                  providing notice of the transition rules to businesses and the public;

•                  drafting, introducing and passing legislation to wind down the HST in British Columbia (federal government responsibility) and re-implement the PST and hotel room tax (HRT) (provincial government responsibilities); and

•                  resourcing provincial administration of the PST and HRT, including systems, business registration, public information and outreach, staffing and training.

As well, businesses will need to change their systems and processes to assess, collect, report and remit the PST other related taxes to the provincial government.

This chapter presents a high-level fiscal implication scenario of returning to the PST system over the 2011/12 to 2013/14 period. For planning purposes, the assumptions underlying this scenario are consistent with those underlying the Independent Panel Report findings:

•                  HST will be repealed and PST and HRT are reintroduced effective April 1, 2013;

•                  PST and HRT will be reintroduced as they were prior to HST implementation;

•                  provincial economic growth will be lower in 2013 and 2014 compared to an economy operating under HST;

•                  the $1.6 billion in HST transition funding will be reimbursed to the federal government — i.e. the 2011/12 revenue forecast is reduced to exclude the $580 million transition payment received on July 4, 2011 and a $1,019 million expense is recorded for repayment of prior year HST transition funding; and

First Quarterly Report 2011/12

Updated Fiscal Plan

•             personal income tax relief provided with HST implementation will be reversed, namely:

•             the increase to the basic personal amount tax credit; and

•             the BC HST low income credit is replaced with the former PST low income tax credit.

Managing the change

While government remains committed to balancing the budget by 2013/14, the reversion to the previous PST/GST taxation regime will require deficit reduction measures totaling $458 million in order for government to achieve this goal. However, these measures must take into account a lower rate of revenue growth, and any expense strategies would be in addition to the expenditure management initiatives already in place.

The fiscal plan update reflects average annual revenue growth of 2.8 per cent over the next two years compared to the Budget 2011 projection of 3.3 per cent. The size of the economy is an important determinant of government revenue. According to the Independent Panel’s Report on the HST, real GDP will be about 1 per cent lower by 2020, and there will be about 25,000 fewer jobs than there would have been under HST. The smaller economic base and lower growth will constrain government revenue into the future.

Government will be working to identify opportunities for new sources of revenue, and will continue to pursue operational efficiencies across the broader government entity, including within the Crown corporations.

Chart 1.3   Fiscal Gap greater with PST/GST

Spending pressures

Measures proposed to close the $458 million gap must be considered within the context that average annual spending growth has already been restricted to 2.0 per cent over the three years of the fiscal plan, (which is below actual historic spending levels), and other spending pressures, including:

First Quarterly Report 2011/12

Updated Fiscal Plan

•             Increasing demand for government programs such as income assistance, health care, K—12 and post-secondary education, and community social services;

•             Government commitments such as maintaining dedicated police officers to combat gang violence and supports for the justice system with additional sheriffs and judges; and

•             Statutory program cost pressures such as floods, fires and litigation.

As well, the fiscal plan assumes the current public sector compensation negotiating mandate — i.e. two year agreements with a net-zero cost to employers over the term of such agreements. This mandate applies to all public sector compensation contracts expiring between December 31, 2009 and December 31, 2011. Any compensation mandate for contracts expiring after December 31, 2011 will need to consider the deficit gap and the need for government to direct resources towards increasing demand for services.

Taxpayer-supported infrastructure spending on hospitals, schools, post-secondary facilities, transit and roads is projected to total $11 billion over the fiscal plan period. However, most of this spending is for new facilities. Government is facing a growing demand to modernize and extend the life of existing facilities. Given the fiscal situation, meeting this need may require the curtailment of new projects.

Debt impacts

Total debt is expected to reach $62.4 billion by the end of 2013/14, assuming the budget is balanced as planned. Reverting to the PST/GST taxation regime will result in $2.3 billion of additional debt, primarily due to the reimbursement of HST transition funding. The remainder of the increase mainly reflects the difference in cumulative revenue between the two taxation regimes.

Chart 1.4   Taxpayer debt burden higher with PST/GST

Excluding the impact of any measures taken to close the $458 million deficit gap, the taxpayer-supported debt to GDP ratio is projected to reach 18.4 per cent by 2013/14. This is 1.0 percentage point higher than the pre-referendum projection of 17.4 per cent, and reflects the additional debt incurred as a result of the change in taxation regimes.

First Quarterly Report 2011/12

Updated Fiscal Plan

Other Challenges

Economic Risks

There continue to be substantial downside risks to BC’s economic growth, including:

•                  a return to recession in the US economy (characterized by widespread deleveraging causing weaker investment, slower consumer spending, a very slow job market recovery, the weak housing situation and further fiscal restraint — particularly at the state and local level);

•                  the sovereign debt crisis in Greece, Ireland and Portugal spreading to other European countries and threatening the stability of global financial markets;

•                  slower than anticipated Asian demand resulting in weaker demand for BC’s exports;

•                  further appreciation of the Canadian dollar; and

•                  further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

Fiscal Risks

In addition to being sensitive to economic performance, revenues in British Columbia can also be volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the province’s revenue base. Changes in commodity prices such as natural gas or lumber may have a significant effect on natural resource revenues.

For Crown corporations, factors such as energy prices, consumer spending patterns, water inflows into the BC Hydro system, accident trends, interest/exchange rates, or decisions of an independent regulator could significantly change actual financial results over the forecast period.

Treaty Negotiations and the New Relationship

Government is committed to negotiating new revenue-sharing agreements and reconciliation agreements with First Nations to streamline consultation on natural resource decisions, provide increased certainty for investors, and provide new economic opportunities to communities. The number of possible new commitments is uncertain, and government will need to accommodate associated fiscal plan impacts as individual negotiations progress.

The province is also involved in litigation with First Nations relating to aboriginal rights. Settlement of these issues, either in or out of court, may result in additional costs to government.

First Quarterly Report 2011/12

PART TWO — ECONOMIC REVIEW AND OUTLOOK (1)

2011/12 First Quarterly Report	September 8, 2011

Summary

•                  This chapter presents an economic forecast for 2011 and 2012, under the assumption that the BC Harmonized Sales Tax (HST) remains in place until it is replaced with the Provincial Sales Tax/Federal Goods and Services Tax (PST/GST) effective April 1, 2013. No attempt is made to adjust consumer and business expectations given the difficulties inherent in predicting these measures.

•                  The Ministry of Finance forecasts BC’s real GDP to grow by 2.0 per cent in 2011 and by 2.3 per cent in 2012 (following estimated growth of 3.8 per cent in 2010) reflecting recent economic events in the US and Europe and the increased potential for weakness over the next few years.

Chart 2.1  Ministry forecast prudent relative to private sector

The Ministry’s outlook for BC’s real GDP growth in 2011 is 0.8 percentage points lower than the average of six private sector forecasters (a subset of the Economic Forecast Council). The Ministry’s forecast incorporates a degree of prudence in recognition of the significant downside risks to the 2011 forecast, due to the potential for greater than assumed economic weakness in the US and Japan, as well as for those European economies that are struggling with ongoing sovereign debt issues.

The Ministry’s outlook for 2012 is lower than the private sector average as well, with the Ministry projecting 2.3 per cent real GDP growth compared to the private sector’s 2.8 per cent. These 0.5 percentage points of prudence for expected growth in 2012 reflect the increased risk of a stall in North American economic activity and uncertainty over the resilience of the global recovery, toward the latter half of 2011 and throughout 2012.

(1) Reflects information available as of August 19, 2011.

First Quarterly Report 2011/12

Economic Review and Outlook

The prudence instilled relative to the private sector outlook is based on the following substantial downside risks:

•                  a return to recession in the US economy (characterized by widespread deleveraging causing weaker investment, slower consumer spending, a very slow job market recovery, the weak housing situation and further fiscal restraint — particularly at the state and local level);

•                  the sovereign debt crisis in Greece, Ireland and Portugal spreading to other European countries and threatening the stability of global financial markets;

•                  slower than anticipated Asian demand resulting in weaker demand for BC’s exports;

•                  further appreciation of the Canadian dollar; and

•                  further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

British Columbia Economic Activity and Outlook

Despite a moderate improvement in some economic indicators through the first half of 2011, the Ministry’s forecast for BC’s real GDP growth in 2011 is unchanged from the 2.0 per cent projected in Budget 2011, as economic events in the US and Europe are expected to put downward pressure on growth in the second half of the year.

Indicators of economic performance in the first two quarters of 2011 suggest that the rate of BC’s economic recovery may be moderating somewhat. Table 2.1 shows declines in both quarters of 2011 in some key sectors of the provincial economy, as the pace of the recovery has been tested by a fragile global economic environment in recent months. However, the year-to-date performance among most indicators shows improvement in economic activity compared to the same period of 2010.

Table 2.1 British Columbia Economic Indicators

All data seasonally adjusted	Jan. to Mar. 2011 change from Oct. to Dec. 2010	Apr. to June 2011 change from Jan. to Mar. 2011	Year-to-Date Jan. to June 2011 change from Jan. to June 2010
		Per cent change
Employment	-0.4	+0.6	+0.8
Manufacturing shipments	+4.5	-0.8	+7.0
Exports	+4.4	-0.6	+13.7
Retail sales(1)	-0.8	+1.7	+1.0
Housing starts	-4.2	+7.7	-7.2
Non-residential building permits	-20.4	+25.1	+26.6

(1) data to May

The Labour Market

Although total employment in BC is approaching pre-recession highs, employment activity since mid-2010 has been uneven. Employment growth in the province has slowed in recent months, unable to generate sustained upward momentum in job gains. Year-to-date to July, employment rose by 0.8 per cent compared to the first seven months of 2010. This translates into 17,300 more jobs compared to the same period last year, as a decline of 2,100 full-time jobs was more than offset by an increase in part-time employment, which added 19,400 jobs. A sustained increase in full-time jobs is crucial for BC’s economic recovery.

First Quarterly Report 2011/12

Economic Review and Outlook

Major year-to-date employment gains in 2011 were observed in accommodation and food services (+9.8 per cent); transportation and warehousing (+6.8 per cent); the professional, scientific and technical sector (+4.6 per cent); and construction (+3.9 per cent). These gains worked to offset year-to-date job losses in other industries, such as trade (-4.9 per cent), health care and social assistance (-2.4 per cent) and the agricultural sector (-13.9 per cent).

Year-to-date to July, the provincial unemployment rate averaged 7.9 per cent, inching up 0.2 percentage points from the same period in 2010. Meanwhile, BC’s labour force expanded by 0.9 per cent compared to the first seven months of 2010.

Chart 2.2  BC employment recovering slowly

Outlook

The Ministry forecasts employment in BC to increase by 0.7 per cent in 2011, or approximately 15,000 jobs. The pace of employment growth in 2011 is weaker than previously anticipated due to a number of factors including weaker than expected domestic activity (particularly retail sales), as well as expectations of an outflow of people from BC to other provinces in Canada for the year as a whole. Employment growth is forecast to improve in 2012, with an expected increase of 1.5 per cent, or 34,000 jobs. BC’s labour force is forecast to increase by 0.9 per cent in 2011, leading to a small increase in the annual unemployment rate (to an average of 7.8 per cent on the year) before shrinking to 7.5 per cent in 2012.

Consumer Spending and Housing

Retail sales advanced 1.0 per cent year-to-date to May 2011, primarily due to gains in sales of new vehicles, in sales at health and personal care stores, and in sales at gas stations. Although retail activity has improved compared to the same period of 2010, the pace of growth has been slow.

This moderation in sales reflects a marginal improvement in employment to date, a slow rebound in housing demand, as well as elevated debt levels that temper demand for discretionary items. Further, consumer confidence has recovered very slowly since

First Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.3  BC retail activity mixed

falling during the 2008/09 recession. Consumer spending is fundamental to a sustained economic recovery yet confidence remains fragile, with BC consumer confidence registering declines in six of the last seven months.

Chart 2.4  BC consumer confidence fades in recent months

After recovering quickly from its 2009 lows, housing starts in the province have been volatile in recent months. Year-to-date to July 2011, BC housing starts averaged around 26,000 annualized units, a decrease of 2.3 per cent over the same period in 2010, as a decline in single housing starts outweighed a rise in multiple starts on the year.

Further, residential building permits (a leading indicator of new housing activity) fell 8.7 per cent year-to-date to June. Meanwhile, the value of non-residential building permits increased by 26.6 per cent compared to the first six months of 2010.

First Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.5 BC housing starts trending flat while prices are elevated

MLS home sales in BC have fallen back in recent months following the steady gains recorded through the latter part of 2010. Year-to-date to July, home sales increased by 1.9 per cent compared to the same period in the previous year. At the same time, the average home price in BC ticked down to around $559,400 in July 2011 from the all-time high of $588,400 recorded in February — bolstered by a concentrated number of high-end sales within the Greater Vancouver region.

Outlook

The Ministry forecasts real consumption of goods and services to increase by 1.6 per cent in 2011, following estimated growth of 3.2 per cent in 2010. Real consumer spending is projected to grow by 2.9 per cent in 2012.

In current dollars, retail sales are expected to grow slowly this year with annual growth forecast at 1.4 per cent following the 5.3 per cent increase experienced in 2010. However, retail sales are forecast to pick up, with a healthy 4.8 per cent increase projected for 2012.

Housing starts are expected to remain lower than the high levels observed during the pre-recession housing boom. The Ministry forecasts housing starts to total approximately 25,000 units in 2011 — a slight decrease from the nearly 26,500 starts observed in 2010. Starts are projected to reach around 25,300 units in 2012.

Business and Government

Real business investment (including residential) is estimated to have grown by 13.3 per cent in 2010, nearly offsetting the 14.1 per cent drop experienced in 2009 resulting from the fallout of the global financial crisis. The improvement over 2009 is attributable to a significant increase in residential construction along with gains in non-residential construction and machinery and equipment.

Total real dollar expenditures by federal, provincial and municipal governments are estimated to have grown by 2.2 per cent in 2010. This follows government spending growth of 2.7 per cent in 2009.

First Quarterly Report 2011/12

Economic Review and Outlook

Business activity has offered positive signals so far in 2011, with bankruptcies declining 32.5 per cent year-to-date to May and incorporations advancing by 4.3 per cent year-to-date to July compared to their same respective periods in 2010. In addition, non-residential building permits in BC jumped 26.6 per cent year-to-date to June 2011.

Outlook

Real business investment (including residential) is forecast to rise by 3.4 per cent in 2011, supported by healthy investment gains in machinery and equipment and non-residential construction along with a moderate increase in residential construction. Growth in total business investment of 3.9 per cent is expected for 2012.

Combined real spending by the three levels of government (federal, provincial and municipal) on goods and services is expected to increase by 2.0 per cent in 2011. Government spending is projected to level out at 0.0 per cent growth in 2012.

The Ministry projects corporate pre-tax profits to rise by 10.3 per cent in 2011, following a sizeable estimated increase of 19.1 per cent in 2010. Corporate profits are expected to advance by 9.0 per cent in 2012.

External Trade and Commodity Markets

The value of BC’s merchandise exports climbed 13.7 per cent through the first six months of 2011 compared to the same period of 2010. Gains in exports were broad based, led by substantial increases in exports of industrial and consumer goods (+ 16.0 per cent), energy products (+ 17.6 per cent) and forestry products (+13.7 per cent). Despite the overall improvement to date, BC’s export performance has fluctuated in 2011 with large monthly advances giving way to significant pullbacks thereafter, highlighting the volatility of global demand and commodity prices.

It is anticipated that BC exports will play an active role in the rebuilding efforts in Japan (in the wake of the devastating earthquake and resulting tsunami of March 2011). However, this recovery is expected to take time, especially as Japan continues to struggle with efforts to contain nuclear activity.

Most commodity prices have bounced back since the 2008/09 recession, and in some cases hit new highs earlier this year. However, mounting debt concerns in the United States and Europe and the potential gradual gearing down of China’s economic engine (from recent, strong annual growth) have caused some prices to pull back in recent weeks. Given the gloomy economic backdrop, commodity markets are likely to be volatile and downside risks remain significant over the near-term.

Lumber prices started the year at $311 US/000 board feet in January before suffering recurrent declines to average as low as $222 US/000 board feet in May, weighed down by a depressed US housing market. Lumber prices have improved somewhat in recent months to average $266 US/000 board feet year-to-date to July, representing an increase of 3.5 per cent over the first seven months of 2010.

In contrast, pulp prices have experienced substantial increases on the year, surpassing pre-recession highs to average $985 US per tonne over the first seven months of 2011. Most recently, sustained demand has helped boost pulp prices up to reach new highs, averaging $1,016 US per tonne for two consecutive months.

First Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.6 Exports recovery on track

The price of natural gas has hovered around historically low levels since early-2010. Plant Inlet prices averaged just $2.47 C/GJ year-to-date to July, a sizable drop from the $3.20 C/GJ observed during the same period in 2010.

Oil prices have fluctuated throughout the first half of 2011, reflecting a fragile global recovery, geopolitical tensions abroad, China’s measures to reduce inflation, and the weaker US dollar. The West Texas Intermediate daily oil price averaged $89.17 US/barrel in January 2011 before rising to average as high as $109.53 US/barrel in April. Despite retreating in recent months, the price of oil averaged $97.80 US/barrel during the first seven months of 2011, representing a 25.5 per cent increase from the $78.33 US/barrel recorded during the same period a year ago.

Metal and mineral prices have seen mixed results through the first half of 2011, with prices for materials such as copper recovering to pre-recession levels while prices for zinc and molybdenum have stagnated or declined in recent months. Year-to-date to July, substantial price increases have occurred in silver (+ 100.1 per cent), copper (+33.4 per cent), lead (+26.6 per cent), gold (+26.3 per cent) and aluminum (+20.9 per cent).

Outlook

Real exports of goods and services are forecast to grow by 4.0 per cent in 2011, following an estimated annual gain of 4.1 per cent in 2010. Positive real export growth is forecast to continue in 2012, reaching 3.1 per cent on the year.

Weakness in the US housing market is expected to continue to weigh on Western SPF lumber prices, which are forecast to average $262 US/000 board feet in 2011. Once the US housing market begins its slow recovery, moderate price increases are expected to follow. Prices are anticipated to average $269 US/000 board feet in 2012.

First Quarterly Report 2011/12

Economic Review and Outlook

The price of natural gas deteriorated in the wake of the 2008/09 recession and prices are expected to remain at historically low levels in the near-term due to an abundance of shale gas in North America. Based on private sector forecasts, the price of natural gas is projected to average $2.82 C/GJ in fiscal year 2011/12 following an average of $2.50 C/GJ in the previous fiscal year (2010/11).

Demographics

BC’s population grew 1.1 per cent in the January to March quarter of 2011 compared to the same period of 2010. During this quarter, BC saw a net inflow of 6,951 people, as the province welcomed 7,049 people from other countries but lost 98 people relocating to other provinces — registering BC’s first net interprovincial outflow since 2003.

Outlook

The forecast calls for BC’s July 1st population to increase by 1.1 per cent in 2011, to reach a total of 4.58 million people, and by a further 1.2 per cent in 2012, to reach 4.63 million.

Total net migration is forecast to slow in 2011, slipping to a net inflow of 35,300 persons from 42,800 persons in 2010, due to weaker interprovincial and international migration. On the interprovincial front, a temporary slowdown is expected based on the assumption that Alberta’s unemployment rate (forecast to be 5.8 per cent in 2011) will fall faster than BC’s (7.8 per cent in 2011), causing more workers to remain in (or move to) Alberta from other provinces. Further, recent policy revisions were implemented by Citizenship and Immigration Canada and took effect in November 2010 and in April 2011. As a result, slower growth in the non-permanent resident population is expected to reduce gains from international migration going forward. In 2012, total net migration to BC is anticipated to increase, resulting in a net inflow of 50,900 persons to BC.

Inflation

Consumer price inflation in BC grew 2.5 per cent year-to-date to July 2011 compared to the first seven months of 2010, as increases in the prices of non-durables and services offset price deflation in durable and semi-durable goods. A surge in gasoline prices drove the overall increase in the non-durable component while higher prices for food purchased in restaurants added upward pressure to service prices. Prices for durables eased in response to lower prices for home entertainment equipment, furniture and passenger vehicles. At the same time, lower prices for items such as clothing, footwear and household textiles led to the overall decline in the semi-durable component. Recent CPI data for July 2011 reported prices advancing by 1.7 per cent relative to July 2010.

It was anticipated that the harmonized sales tax (HST), which took effect on July 1, 2010, would produce a slight increase in the inflation rate during the second half of 2010 and the first half of 2011. Indeed, during the period since the HST was introduced (July 2010 to June 2011), the consumer price index was 2.3 per cent higher compared to the index over the same period prior to the HST’s introduction (July 2009 to June 2010).

Outlook

Consumer price inflation in BC is forecast to be 2.4 per cent in 2011 and then ease to average 2.1 per cent in 2012. By contrast, the Canadian rate of inflation is assumed to be 3.0 per cent in 2011 and then moderate to 2.2 per cent in 2012.

First Quarterly Report 2011/12

Economic Review and Outlook

Risks to the Economic Outlook

The Ministry’s forecast is more prudent than the private sector outlook in recognition of the following substantial downside risks:

•                  a return to recession in the US economy (characterized by widespread deleveraging causing weaker investment, slower consumer spending, a very slow job market recovery, the weak housing situation and further fiscal restraint — particularly at the state and local level);

•                  the sovereign debt crisis in Greece, Ireland and Portugal spreading to other European countries and threatening the stability of global financial markets;

•                  slower than anticipated Asian demand resulting in weaker demand for BC’s exports;

•                  further appreciation of the Canadian dollar; and

•                  further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

External Outlook

United States

The US economy has been encountering many headwinds, disappointing analysts’ expectations of a swift rebound following the recession of 2008/09. In fact, the situation that has existed since September 2008 (when Lehman Brothers collapsed) has been one of continued sluggish, sometimes negative growth for the US and global economies. High consumer debt levels, weak job growth and anemic housing growth have contributed to weak consumer confidence. The US fiscal situation is also weighing on investors’ minds despite the increase in the US debt ceiling and the Budget Control Act of 2011, which was passed on August 2, 2011. All of these factors point to a period of continued weakness ahead until the balance sheets of various economic agents (US consumers and the US government) are repaired.

Chart 2.7 Slowing pace of US real GDP growth

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Economic Review and Outlook

The pace of US real GDP growth has softened through the first two quarters of 2011, and expanded at just a 0.4 per cent annualized rate in the January to March quarter followed by a tepid 1.3 per cent annualized rate in the April to June quarter. On an annualized basis, consumption inched up just 0.1 per cent in the second quarter of 2011. Investment and net exports added 0.7 and 0.6 percentage points to growth, respectively. These gains were partially offset by a decline in government spending, reflecting state and local government cutbacks.

Historical data revisions also accompanied the advance release of second quarter real GDP, which point to the Great Recession as being deeper (and the recovery to date weaker) than originally estimated. The US Bureau of Economic Analysis reported that revisions still showed that the recession was the deepest contraction since 1947 (the beginning of real GDP estimates) and that the timing of the contraction did not change.

Private sector analysts have downgraded their expectations for the US economy over the coming quarters, as employment growth remains anemic, state and local finances are under pressure and consumers and businesses remain tentative about the recovery.

Some analysts have suggested that weak economic data are potentially pointing towards another recession in the US. Normally, in the eighth quarter of a traditional postwar economic recovery, US real GDP grows at an annual rate of about 3.6 per cent. As noted above, in the April to June quarter of 2011 — eight quarters into the current recovery — the US economy is expanding at an annual rate of only 1.3 per cent, which is significantly lower than the historical average.

The US employment situation remains very bleak, with 6.8 million jobs lost since the January 2008 peak (a decline of 4.9 per cent for the period). The unemployment rate sits at a relatively high 9.1 per cent as of July 2011, and the participation rate fell to 63.9 per cent in June, the lowest reading in a quarter century. As of July 2011, there were 1.1 million discouraged workers in the US, about the same as a year ago. Discouraged workers are people who have stopped actively looking for work since they believe there are no job opportunities for them.

Chart 2.8 Weak US employment

First Quarterly Report 2011/12

Economic Review and Outlook

The troubled American housing market continues to be a source of weakness for the US economy, as housing starts averaged just 580,900 units year-to-date to July 2011, representing a 3.2 per cent decrease compared to the first seven months of 2010. Existing home sales are also suffering in the US, as monthly sales declined in four of seven months in 2011. Existing home sales averaged nearly 5.0 million annualized units year-to-date to July, a 3.8 per cent decline from the same period of 2010. Home prices have been falling since June 2010, and almost one quarter of all US mortgages were underwater at the end of the first quarter of 2011 (where the amount owed on a mortgage exceeds the value of the home). The weak US job situation and negative home equity are putting downward pressure on the housing market for the duration of 2011 and into next year.

Chart 2.9 US housing starts fluctuate around historical lows

Confidence among US consumers and businesses is fragile as policy efforts to date (QE1, QE2 and the American Recovery and Reinvestment Act of 2009) have not been able to maintain a sustainable recovery. While the Budget Control Act of 2011 aims to bring the US fiscal situation under control, details about deficit reduction in 2012 and beyond will not be known until November 2011 when a Joint Congressional committee will report on its recommendations. Uncertainty around what those details may entail could weigh on confidence levels going forward.

The University of Michigan consumer sentiment index plunged in August 2011 to reach a mere 54.9. The index has fallen nearly 20 points in three months — pulling the index below its lowest recording during the 2008/09 recession — and is now at its lowest level in over 30 years. Consumer confidence traditionally averages about 73.8 during recessions and about 90.9 during expansions.

Business confidence is also struggling, with the National Federation of Independent Business small business optimism sentiment falling for five consecutive months to reach a meager 89.9 in July. Business optimism on this index averages about 91.9 during recessions and about 100.2 during economic expansions.

Outlook

Forecasts for 2011 US economic growth have been steadily downgraded through 2011. In fact, the August 2011 Consensus Economics survey included a significant downgrade to

First Quarterly Report 2011/12

Economic Review and Outlook

its US real GDP forecast, cutting expectations of growth to just 1.8 per cent for 2011, from 2.5 per cent projected a month earlier. The recurring downgrades in the US outlook are due to growing concerns over deteriorating economic conditions including the weak 2011 second quarter GDP release, the federal deficit situation and — most recently — potential repercussions from downgrades to the federal government’s credit rating. The August 2011 Consensus expects US economic growth to recover somewhat in 2012, calling for an annual increase of 2.4 per cent in that year.

Chart 2.10 US consensus outlook deteriorates in 2011

The chart above represents forecasts for real GDP growth in 2011 as polled on specific dates. For example, forecasters surveyed on August 8, 2011 had an average 2011 US growth forecast of 1.8 per cent, while on January 10, 2011 they forecast 2011 US growth at 3.2 per cent.

The Ministry acknowledges the significant likelihood of much slower US economic growth in 2011 and 2012, characterized by lower consumer spending, the weak job market recovery and a delayed housing market recovery. In order to reflect these ongoing risks, the Ministry’s growth assumptions are lower than the August 2011 Consensus, with the Ministry assuming that the US economy will expand by 1.3 per cent in 2011. The Ministry then expects 1.7 per cent US real GDP growth in 2012.

Table 2.2 US real GDP forecast: Consensus vs Ministry of Finance

	2011	2012
	Per cent change in real GDP
Ministry of Finance	1.3	1.7
Consensus Economics (August 2011)	1.8	2.4

First Quarterly Report 2011/12

Economic Review and Outlook

Canada

Canada’s economy weathered a shorter and more shallow recession compared to the US and has recorded positive growth for seven consecutive quarters (starting in the July to September 2009 period). Most recently, Canadian real GDP expanded at an annualized rate of 3.9 per cent during the first quarter of 2011, outpacing the 3.1 per cent growth registered in the final quarter of last year.

While the Canadian economy has gained momentum in recent quarters, overall growth has been somewhat imbalanced. In fact, national real GDP growth in the first quarter of 2011 was led by total investment spending, reflecting a large increase in both fixed and inventory investment. However, personal consumption — the largest driver of the economy — was nearly flat for the quarter.

On the year, Canada’s domestic economy has seen signs of stabilization in several major indicators. The Canadian labour market has shown steady improvement, surpassing pre-recession highs, adding around 285,700 jobs (or 1.7 per cent) year-to-date to July 2011 compared to the first seven months of the previous year. During this period, the national unemployment rate averaged 7.6 per cent, falling 0.5 percentage points compared to the first seven months of 2010. Further, since beginning the year at 7.8 per cent, the national unemployment rate has gradually ticked down to reach 7.2 per cent in July 2011.

National retail sales have advanced by 3.0 per cent year-to-date to May 2011 compared to the same period last year. In addition, non-residential building permits improved on the year, increasing by 3.5 per cent year-to-date to June.

The national housing market has regained momentum in recent months. After beginning the year at an average of 168,100 annualized units, Canadian housing starts rose to an average of 205,100 annualized units in July 2011. However, despite steady monthly improvements, national housing starts fell 5.0 per cent year-to-date to July, compared to the same period in 2010. Meanwhile, Canadian MLS home sales declined by 1.1 per cent year-to-date to July 2011.

Canada’s trade sector has gradually improved over the year, despite the effects of a strong Canadian dollar through the first half of 2011. The value of Canadian merchandise exports rose by 9.6 per cent year-to-date to June, relative to the same period in 2010, boosted by significant gains in exports of energy and industrial goods. Shipments of manufactured goods also improved, as the total value of these shipments climbed by 6.5 per cent year-to-date to June. Despite the positive trends in Canada’s trade sector to date, mounting headwinds such as weak US demand, Japanese supply disruptions and an elevated Canadian dollar may impose downward pressure on trade going forward.

Outlook

Private sector forecasters are calling for the Canadian economy to expand at a steady pace over the near-term, with the August 2011 Consensus projecting Canada’s real GDP to grow by 2.7 per cent this year and by 2.5 per cent in 2012.

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Economic Review and Outlook

Chart 2.11   Consensus sees steady growth for Canada in 2011

The chart above represents forecasts for real GDP growth in 2011 as polled on specific dates. For example, forecasters surveyed on August 8, 2011 had an average 2011 Canadian real GDP growth forecast of 2.7 per cent, while on January 10, 2011 they forecast 2011 Canadian real GDP to grow by 2.5 per cent.

Acknowledging the potential for further weakness in the US and global economies (and their possible negative effects on Canada), particularly over the near-term, the Ministry assumes that the Canadian economy will experience a 2.4 per cent expansion in 2011, followed by 2.3 per cent growth in 2012.

Table 2.3 Canadian real GDP forecast: Consensus vs Ministry of Finance

	2011	2012
	Per cent change in real GDP
Ministry of Finance	2.4	2.3
Consensus Economics (August 2011)	2.7	2.5

Financial Markets

Interest rates

Since raising its target for the overnight rate to reach 1.00 per cent in September 2010, the Bank of Canada has left the rate unchanged through the first eight months of 2011. Despite moderate improvements in the overall Canadian economy, the growing threat of another global economic downturn (triggered by a faltering US recovery and fears over financial instability in Europe) have cooled expectations of any further removal of monetary stimulus this fall. Thereafter, most private sector analysts anticipate that the Bank will resume tightening monetary policy, albeit at a cautiously measured pace.

In contrast, the US Federal Reserve has held its intended federal funds rate in the 0.00 to 0.25 per cent range since December 2008. Given little inflationary pressure and the bleak US employment situation, private sector analysts do not anticipate an increase to the federal funds rate in the near-term.

First Quarterly Report 2011/12

Economic Review and Outlook

Unfortunately, the situation in the US and Europe has deteriorated markedly since mid-July (when the private sector was surveyed). As a result, the Fed issued an unprecedented announcement on August 9, 2011 outlining its plans to hold the federal funds rate at exceptionally low levels through mid-2013 at least, given that economic growth has been considerably slower than expected to date.

Since that time the average private sector forecast for the federal funds rate has declined to accommodate this new information. Therefore the July 15th based forecast may be somewhat prudent relative to the mid-August private sector view.

Chart 2.12   Private sector interest rate outlook

Outlook

Based on the average of six private sector forecasts as of July 15, 2011 (who were surveyed prior to the Federal Reserve’s August 9th announcement), the Ministry’s interest rate outlook assumes that the Bank of Canada will raise the overnight target rate to 1.25 per cent in the final quarter of 2011. These six forecasters then expect the rate to rise gradually through 2012, reaching 2.25 per cent during the fourth quarter of 2012 on average. As such, these forecasters project the overnight target rate to average around 1.0 per cent in 2011 and about 2.0 per cent in 2012.

In comparison, the same six forecasters project that the Fed will keep the federal funds rate in the 0.00 per cent to 0.25 per cent range until the second quarter of 2012. They then expect the rate to increase very slowly through the second half of the year, arriving at around 0.75 per cent in the fourth quarter of 2012 on average. As such, these forecasters project the federal funds rate to average in the 0.00 to 0.25 per cent range in 2011 and average about 0.5 per cent in 2012.

While private sector analysts originally (as of the July 15th survey date) saw the Bank of Canada moving towards a moderate tightening trend in the latter half of 2011, many analysts now believe that the Bank is under less pressure to increase its overnight rate this fall. This is because of the US Federal Reserve signalling that it will hold its corresponding rate in the exceptionally lower bound, 0.00 to 0.25 per cent range, until at least mid-2013 due to the prevalent economic uncertainty.

First Quarterly Report 2011/12

Economic Review and Outlook

The average of private sector forecasters’ views on Canadian short-term interest rates (Three-month Treasury bills) as of July 15, 2011 indicates that Three-month rates will average 1.0 per cent in 2011 and 2.0 per cent in 2012.

Table 2.4   Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2011	2012
Global Insight	1.1	2.6
CIBC	1.0	1.6
Bank of Montreal	1.0	1.8
Scotiabank	0.9	1.7
TD Economics	1.0	1.9
RBC Capital Markets	1.2	2.6
Average (as of July 15, 2011)	1.0	2.0

The same private sector forecasters project ten-year Government of Canada bonds to average 3.2 per cent in 2011 and 3.7 per cent in 2012.

Table 2.5   Private Sector Canadian 10-year Government Bond Interest Rate Forecasts

Average annual interest rate (per cent)	2011	2012
Global Insight	3.3	3.7
CIBC	3.2	3.6
Bank of Montreal	3.3	3.7
Scotiabank	3.1	3.5
TD Economics	3.3	4.0
RBC Capital Markets	3.3	3.8
Average (as of July 15, 2011)	3.2	3.7

Exchange Rate

After beginning 2011 at 100.1 US cents, the value of the loonie strengthened through the first half of the year — hitting its highest level in over three years — to reach 105.8 US cents in recent weeks. Through the first seven months of 2011, the Canadian dollar averaged 102.7 US cents.

The rise in the dollar’s value through the early half of this year can be attributed to a weaker US dollar as well as strengthening commodity prices. In recent weeks however, negative US economic data and further European solvency problems have resulted in extreme fluctuations in global financial markets and have pulled back oil prices. Ironically, although the US is at the centre of many of the current economic woes, investors still regard the US dollar as a safe haven in uncertain times. Indeed, sales of US bonds actually increased during the period of volatility that occurred in financial markets recently. Consequently, the value of the Canadian dollar has declined somewhat over the last few weeks.

First Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.13   Private sector expects dollar to remain elevated in near-term

*The average of 6 private sector forecasters: BMO Capital markets, CIBC, Global Insight, RBC Financial Group, Scotiabank, and TD Bank. First Quarterly Report 2011 as of July 15, 2011 and Budget 2011 as of January 5, 2011.

While Canadian consumers are benefiting from increased purchasing power, manufacturers already threatened by a weak export environment may face further difficulty selling goods to the US due to a high Canadian dollar.

Table 2.6   Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2011	2012
Global Insight	103.4	101.4
CIBC	101.6	103.4
Bank of Montreal	103.0	104.1
Scotiabank	103.4	105.6
TD Economics	101.8	101.9
RBC Capital Markets	104.0	100.7
Average (as of July 15, 2011)	102.9	102.8

Outlook

An average of six private sector forecasts as of July 15, 2011 calls for the Canadian dollar to average 102.9 US cents in 2011 and 102.8 US cents in 2012. The Ministry’s exchange rate outlook is based on these private sector averages.

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Economic Review and Outlook

Table 2.7.1   Gross Domestic Product: British Columbia

	2009	2010 (e)	Forecast 2011	2012
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
— Real (2002 $ billion; chain-weighted)	161.9	167.9	171.3	175.2
(% change)	-1.8	3.8	2.0	2.3
— Current dollar ($ billion)	191.0	202.1	210.7	219.9
(% change)	-3.4	5.8	4.2	4.4
— GDP price deflator (2002 = 100)	118.0	120.3	123.0	125.5
(% change)	-1.6	2.0	2.2	2.1
Real GDP per person
(2002 $; chain-weighted)	36,287	37,062	37,411	37,806
(% change)	-3.5	2.1	0.9	1.1
Real GDP per employed person
(% change)	0.3	2.0	1.3	0.8
Unit labour cost (1) (% change)	0.1	-0.1	2.0	1.7
Components of British Columbia Real GDP at Market Prices ($2002 billions; chain-weighted)
Personal expenditure on Goods and services	114.7	118.5	120.3	123.8
(% change)	0.3	3.2	1.6	2.9
— Goods	46.1	47.6	47.4	48.9
(% change)	-2.5	3.2	-0.4	3.3
— Services	68.5	70.8	72.8	74.7
(% change)	2.2	3.3	2.8	2.7
Government current expenditures on Goods and services	32.3	33.0	33.7	33.7
(% change)	2.7	2.2	2.0	0.0
Investment in fixed capital	36.3	41.3	42.1	42.9
(% change)	-10.7	13.7	1.8	2.0
Final domestic demand	183.1	192.8	196.1	200.3
(% change)	-1.9	5.3	1.7	2.2
Exports goods and services	65.2	67.9	70.6	72.7
(% change)	-9.1	4.1	4.0	3.1
Imports goods and services	86.4	93.3	96.1	98.9
(% change)	-8.4	8.0	3.0	2.9
Inventory change	-1.0	-0.2	0.1	0.3
Statistical discrepancy	0.3	0.3	0.3	0.3
Real GDP at market prices	161.9	167.9	171.3	175.2
(% change)	-1.8	3.8	2.0	2.3

(1) Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

(e) Ministry of Finance estimate.

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Economic Review and Outlook

Table 2.7.2  Components of Nominal Income and Expenditure

				Forecast
	2009	2010		2011	2012
Labour income (1) ($ million)	100,698	104,357	(e)	108,582	112,934
(% change)	-1.7	3.6		4.0	4.0
Personal income ($ million)	156,986	162,383	(e)	168,628	175,944
(% change)	-0.1	3.4		3.8	4.3
Corporate profits before taxes ($ million)	18,258	21,747	(e)	23,984	26,146
(% change)	-21.3	19.1		10.3	9.0
Retail sales ($ million)	55,222	58,145		58,931	61,731
(% change)	-4.4	5.3		1.4	4.8
Housing starts	16,077	26,479		25,000	25,254
(% change)	-53.2	64.7		-5.6	1.0
Residential investment (2) ($ million)	15,755	18,955	(e)	19,550	20,265
(% change)	-15.5	20.3		3.1	3.7
BC consumer price index (2002 = 100)	112.3	113.8		116.5	118.9
(% change)	0.0	1.3		2.4	2.1

(1) Domestic basis; wages, salaries and supplementary labour income.

(2) Includes renovations and improvements.

(e) Ministry of Finance estimate.

Table 2.7.3  Labour Market Indicators

			Forecast
	2009	2010	2011	2012
Population (on July 1) (000’s)	4,460	4,531	4,579	4,634
(% change)	1.7	1.6	1.1	1.2
Labour force population, 15+ Years (000’s)	3,663	3,729	3,781	3,833
(% change)	2.1	1.8	1.4	1.4
Net in-migration (000’s)
– International (1),(3)	50.8	38.2	36.2	42.0
– Interprovincial (3)	10.4	4.6	-0.9	8.9
– Total	61.1	42.8	35.3	50.9
Participation rate (2) (%)	65.6	65.5	65.2	65.0
Labour force (000’s)	2,403	2,443	2,464	2,493
(% change)	1.1	1.7	0.9	1.2
Employment (000’s)	2,218	2,257	2,272	2,306
(% change)	-2.1	1.7	0.7	1.5
Unemployment rate (%)	7.7	7.6	7.8	7.5

(1) International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2) Percentage of the population 15 years of age and over in the labour force.

(3) Components may not sum to total due to rounding.

First Quarterly Report 2011/12

Economic Review and Outlook

Table 2.7.4  Major Economic Assumptions

				Forecast
	2009	2010		2011	2012
GDP (billions)
Canada real (2002 $; chain-weighted)	1,284	1,325		1,356	1,388
(% change)	-2.8	3.2		2.4	2.3
US real (1996 US$; chain-weighted)	12,703	13,088		13,265	13,484
(% change)	-3.5	3.0		1.3	1.7
Japan real (2000 Yen; chain-weighted)	519,601	540,457		534,201	547,385
(% change)	-6.3	4.0		-1.2	2.5
Europe real (1) (% change)	-4.3	1.7		1.3	1.4
Industrial production index
US (2007 = 100)	85.5	90.1		93.1	95.3
(% change)	-11.2	5.3		3.4	2.3
Japan (2005 = 100)	81.8	94.9		91.0	93.7
(% change)	-21.2	16.1		-4.2	3.0
Europe (1) (2005 = 100)	90.8	97.5		101.3	103.2
(% change)	-14.7	7.4		3.9	1.8
Housing starts (2)(000’s)
Canada	149	190		176	172
(% change)	-29.4	27.4		-7.3	-2.3
US	554	587		550	620
(% change)	-38.8	5.9		-6.3	12.7
Japan	788	813		790	870
(% change)	-27.9	3.1		-2.8	10.1
Consumer price index
Canada (2002 = 100)	114.4	116.5		120.0	122.6
(% change)	0.3	1.8		3.0	2.2
Canadian interest rates (%)
3-Month treasury bills	0.3	0.6		1.0	2.0
10-year government bonds	3.3	3.2		3.2	3.7
United States interest rates (%)
3-Month treasury bills	0.2	0.1		0.1	0.5
10-year government bonds	3.3	3.2		3.3	3.8
Exchange rate (US cents / Canadian $)	87.6	97.1		102.9	102.8
British Columbia goods and services
Export price deflator (% change)	-7.3	3.6	(e)	0.1	2.0

(1)	Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain.
(2)	British Columbia housing starts appear in Table 2.7.2.
(e)	Ministry of Finance estimate.

First Quarterly Report 2011/12

PART THREE —	FIRST QUARTERLY REPORT
For the Three Months Ended June 30, 2011

2011/12 First Quarterly Report	September 8, 2011

Introduction

The fiscal outlook for 2011/12 projects a deficit of $2.8 billion. The $1.8 billion deterioration since Budget 2011 includes the reimbursement of the federal HST transition funding.

Table 3.1 2011/12 Forecast Update

($ millions)	Budget 2011	First Quarterly Report
Revenue	41,337	40,593
Expense	(41,912)	(43,021)
Surplus (deficit) before forecast allowance	(575)	(2,428)
Forecast allowance	(350)	(350)
Surplus/(Deficit)	(925)	(2,778)

Capital spending:
Taxpayer-supported capital spending	4,105	4,331
Self-supported capital spending	3,243	3,348
	7,348	7,679
Provincial Debt:
Government direct operating debt	8,763	9,325
Taxpayer-supported debt	36,816	36,872
Self-supported debt	16,271	16,265
Total debt (including forecast allowance)	53,437	53,487
Taxpayer-supported debt-to-GDP ratio	17.5%	17.5%

	2011
Economic Forecast:
Real GDP growth	2.0%	2.0%
Nominal GDP growth	4.1%	4.2%

Compared to the Budget 2011 forecast:

•                  Total revenues are down $744 million mainly due to the return of the third installment of HST transition funding received in July 2011, lower fees and investment earnings, and lower commercial Crown corporation income partially offset by higher corporate income tax revenue.

•                  Total government spending is $1.1 billion higher, mainly due to a liability to reimburse the 2009 and 2010 HST transition payments and higher spending on federally-funded programs.

•                  At $7.7 billion, total capital spending is $331 million higher than forecast in Budget 2011, reflecting higher spending for post-secondary self-funded projects and accelerated construction of the Port Mann Bridge/Highway 1 project.

•                  Taxpayer-supported debt is projected to increase by $56 million in 2011/12 compared to the Budget 2011 projection, as the reimbursement of the HST transition funding to the federal government offset a lower than expected taxpayer-supported debt balance at the end of 2010/11. As a result, the taxpayer-supported debt to GDP ratio forecast remained constant at 17.5 per cent.

A number of risks and pressures to the fiscal plan remain; therefore government has kept the forecast allowance in the updated fiscal plan at the same level as in Budget 2011.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.2  2011/12 Forecast — Changes from Budget 2011

($ millions)	Q1 Update

2011/12 deficit — Budget 2011 Fiscal Plan (May 3, 2011)		(925)

Revenue changes:
Personal income tax	32
Corporate income tax — mainly general and small business rates changes	215
Harmonized sales tax and other sales taxes — improved economic forecast and year-to-date results	56
Property transfer tax — higher year-to-date results	50
Other tax sources — mainly tobacco and property taxes	13
Natural gas royalties — reduced price outlook and lower credits take up	(34)
Columbia River Treaty electricity sales — mainly lower electricity prices	(20)
Coal, metals and minerals — mainly higher mining costs	(85)
Forests — mainly lower stumpage rates offset by improved volumes and changes in border tax collections	(32)
Other energy and natural resources — mainly lower electricity prices (Mid Columbia), offset by improved water rentals	2
Fees, licenses, investment earnings and miscellaneous sources	(165)
Health and social transfers — offset to tax improvement and assumes no change from current methodology of transfer allocation	(21)
Other federal government transfers — mainly loss of 2011 HST transition payment	(534)
Commercial Crown agencies operating results:
Liquor Distribution Branch — mainly reduced sales and consumer shift to purchasing products with lower margins	(26)
BC Lotteries — mainly reduced revenue from casino operations	(33)
ICBC — mainly higher bodily injury and accident benefit claims, and lower investment income	(141)
Other commercial Crown agencies changes	(21)
Total revenue changes		(744)
Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Liability for reimbursement of 2009 and 2010 HST transition funding	1,019
Emergency program flood-related costs	17
Management of public debt (net) — mainly lower debt balances	(19)
Spending funded by third party recoveries	70
(Increase) decrease in operating transfers to service delivery agencies	(167)
Changes in spending profile of service delivery agencies:
School districts - higher repairs and maintenance costs	13
Universities — spending related to federal research grants and higher student enrolment	48
Colleges — spending related to higher student enrolment	21
Health authorities and hospital societies — higher demand for healthcare services	138
Other service delivery agencies	(31)
Total expense increases (decreases)		1,109
Total changes		(1,853)
2011/12 deficit — first Quarterly Report		(2,778)

First Quarterly Report 2011/12

First Quarterly Report

Revenue

Excluding the $580 million impact of returning the 2011 federal HST transition payment, revenue in 2011/12 is projected to be $164 million lower than the Budget 2011 forecast. Higher revenue from income taxes and property transfer taxes is offset by lower revenue from natural resources, net income from Crown corporations and miscellaneous sources.

Detailed revenue projections are disclosed in Table 3.7 and, and key assumptions and sensitivities relating to revenue are provided in Table 3.10. Major changes include:

•                  Personal income tax revenue is up $32 million resulting from higher 2011 personal income and the inclusion of federal budget measures.

•                  Corporate income tax revenue is up $215 million due to higher instalments from the federal government for 2011/12 and improved entitlements for prior years. Federal government instalments are up $159 million resulting from an improved federal government outlook of the 2011 and 2012 national tax base. The settlement for prior years is up $56 million as weaker tax assessment results for 2010 are more than offset by higher entitlements for 2009 and prior years.

•                  The combined revenue from harmonized sales tax (HST), social service tax and tax on private sales of vehicles is up $56 million from budget reflecting updated forecasts of consumer expenditures, government expenditures, residential investment and overall economic growth.

•                  Property transfer tax revenue is up $50 million from Budget 2011 reflecting higher than anticipated sales in the first three months of the fiscal year.

•                  Natural gas royalties are forecast to be down $34 million reflecting a 6.6 per cent decline in the average natural gas price and a 2.7 per cent decline in production volumes resulting from weak demand and increased supply in North America.

•                  Coal, metals and mineral revenue is down $85 million mainly due to rising mining costs partly offset by higher coal and metal prices. Electricity sales from Columbia River Treaty are down $20 million reflecting lower Mid-C electricity prices.

•                  Forests revenue is reduced by $32 million as the prevailing effects of weak lumber and US housing markets, the mountain pine beetle infestation and a higher Canadian dollar result in lower stumpage rates and US softwood lumber exports.

•                  Revenue from other natural resources is expected to be $2 million higher as higher petroleum prices and production volumes are mostly offset by the effects of weaker auctions including a reduced average bid price on Crown land tenures.

•                  Other revenue, comprised of revenue from fees and licenses, investment earnings and other miscellaneous sources, is down $165 million mainly due to a revised estimate of the completion date for the sale of Little Mountain property to the 2012/13 fiscal year.

•                  The $555 million reduction in federal funding is mainly due to the return of the $580 million HST transition payment for 2011/12 received in July 2011.

•                  The outlook for commercial Crown corporation net income is $221 million lower than budget. The forecast mainly reflects reduced liquor sales and a change in consumer purchasing patterns that is affecting product mix and gross margins (LDB), lower revenue from casino operations (BCLC), and higher bodily injury and accident benefit claims costs coupled with lower investment income (ICBC).

First Quarterly Report 2011/12

First Quarterly Report

Expense

Spending is projected to total $43.0 billion in 2011/12 — a $1.1 billion increase that includes a projected $1.0 billion liability for the reimbursement of HST transition funding received from the federal government in previous fiscal years. Excluding the reimbursement, total spending is projected to increase by $90 million.

Consolidated Revenue Fund spending

The increase reflects emergency program flood-related costs and increased spending on federally-funded programs, partially offset by lower debt servicing costs (reflecting lower debt balances carried forward from last year into the first half of this fiscal year).

The notional allocations to the Contingencies vote remain unchanged from Budget 2011 for the Climate Action and Clean Energy Initiatives and the 2010 Sports and Arts Legacy; however the event-related funding for Elections BC has been reduced to reflect the lower cost of delivering the HST referendum through a mail-in ballot.

Table 3.3  2011/12 Notional Allocations to Contingencies

($ millions)	Budget 2011	First Quarterly Report	Change
Elections BC — 2011 Initiative Vote	31	9	(22)
2010 Sports and Arts Legacy	20	20	—
Climate Action and Clean Energy initiatives	40	40	—
Subtotal notional allocations	91	69	(22)
Reserved for unforeseen pressures	512	534	22
Total contingencies	603	603	—

Notional allocations have also been provided for other initiatives due to the uncertainty surrounding the timing of when expenditures will occur and the final amounts that will be required. For example, Teachers Pension Plan contribution rate adjustments and the finalization of agreements with First Nations, including treaties.

Government continues to face a variety of unforeseen pressures which ministries and agencies will work to manage within existing budgets, with additional funding provided from the Contingencies vote as necessary. For example, higher than anticipated utilization of government services, including income assistance caseloads and recent government commitments to maintain dedicated policing to combat gang violence and hire additional sheriffs and judges in the justice system.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecasted to be $167 million higher in 2011/12 compared to Budget 2011. The increase relates primarily to higher grants to health authorities due to increased health services demand ($140 million) and an increase of $27 million to other service delivery agencies.

First Quarterly Report 2011/12

First Quarterly Report

Spending recovered from third parties

Spending funded by recoveries from third parties is projected to increase by $70 million in 2011/12 compared to Budget 2011. The changes reflect:

•                  lower recoveries for fiscal agency loan and other interest costs (down $10 million);

•                  increased healthcare related cost recoveries (up $60 million), mainly associated with the medical service plan and related collections cost, PharmaCare and other health regional services;

•                  increased forest fire and environment and agriculture recoveries (up $24 million);

•                  higher spending on federally funded programs for local government services and integrated workplace solutions, partially offset by reduced labour market development (up a net $9 million); and

•                  a net decrease to other recoveries (down $13 million).

The above spending changes are offset by an equal increase in revenue, and as a result have no net impact on the fiscal forecast.

Service delivery agency spending

Service delivery agency spending is forecast to increase by $189 million in 2011/12 compared to Budget 2011.

•                  School district spending is forecast to be $13 million higher due to increased salaries and wages, amortization, and other operating costs.

•                  Post secondary institution spending is projected to increase by $69 million in 2011/12 due to increased salary and other operating costs resulting from additional federal research funding and higher student enrolment.

•                  Health authority and hospital society spending is forecast to be up $138 million in 2011/12, reflecting the projected growth in demand for the health services delivered by these organizations on behalf of government. This spending increase is projected to be funded by additional provincial grants and own-source revenue.

•                  Other service delivery agency spending is projected to decrease by $31 million in 2011/12 reflecting lower debt servicing costs due to lower interest rates and lower amortization expense due to changes in capital project spending and completion timelines.

Detailed expense projections are disclosed in Table 3.8. Key spending assumptions and sensitivities are provided in Table 3.11.

Government employment (FTEs)

The projection of government employment for 2011/12 is unchanged from Budget 2011. Further details on FTEs are provided in Table 3.12.

First Quarterly Report 2011/12

First Quarterly Report

Provincial capital spending

Total capital spending is projected to be $7.7 billion in 2011/12, an increase of $331 million from Budget 2011.

Taxpayer-supported capital spending is projected to be $4.3 billion, $226 million higher than the Budget 2011 forecast. This change is primarily due to carry-over of significant under spending in 2010/11; higher than expected spending on self-funded university projects; increased spending on various maintenance programs for school districts and health facilities; and additional investments in Oil and Gas Rural Road Improvement Program (see Table 3.4).

Self-supported capital spending is projected to be $3.3 billion, $105 million higher than the Budget 2011 forecast. The change in self-supported capital spending mainly reflects accelerated construction of the Port Mann Bridge/Highway 1 project, partially offset by other project scheduling revisions.

The capital contingency amount has been reduced from $200 million to $82 million, reflecting allocations to BC Place redevelopment (to offset the carry-over of spending from prior years) and to education spending for priority initiatives.

Details on capital spending are shown in Table 3.13, and capital spending projects with provincial contributions greater than $50 million are presented in Table 3.14.

Table 3.4  2011/12 Capital Spending Update

($ millions)	Q1 Update

2011/12 capital spending — Budget 2011 Fiscal Plan (May 3, 2011)		7,348
Taxpayer-supported changes:
School districts — mainly increased maintenance program spending	48
Post-secondary institutions — mainly increased spending on self-funded projects	107
Health — mainly for priority spending on various maintenance programs for buildings, information and electronic equipment	98
BCTFA — mainly timing of capital spending and additional investments in the Oil and Gas Rural Road Improvement Program	61
Other changes	30
Capital contingencies — reflects allocation to BC Place redevelopment for carry-over of underspending from 2010/11 and others	(118)
Total taxpayer-supported		226

Self-supported changes:
Transportation Investment Corporation — Port Mann Bridge/Highway 1 construction ahead of schedule	119
Other	(14)
Total self-supported		105
Total changes		331
2011/12 capital spending — first Quarterly Report		7,679

First Quarterly Report 2011/12

First Quarterly Report

Provincial debt

The provincial debt, including a $350 million forecast allowance, is projected to total $53.5 billion at March 31, 2012 — $50 million higher than the projection in Budget 2011.

Taxpayer-supported debt is projected at $36.9 billion — a $56 million increase compared to the Budget 2011 projection. The reimbursement of the HST transition funding to the federal government offset a lower than expected taxpayer-supported debt balance at the end of 2010/11. The taxpayer-supported debt to GDP ratio forecast remained constant at 17.5 per cent, as the slight increase had no measurable effect on the ratio.

The projected self-supported debt balance of $16.3 billion at March 31, 2012 is only $6 million lower than the projection in Budget 2011.

Details on provincial debt are shown in Table 3.15.

Table 3.5  2011/12 Provincial Debt Update

($ millions)	Q1 Update
2011/12 provincial debt — Budget 2011 Fiscal Plan (May 3, 2011)		53,437
Taxpayer-supported changes:
2010/11 changes:
— improved government operating deficits	(806)
— reduced borrowing requirements for capital spending	(510)
— changes in working capital and others	(217)
Impact of lower debt balance at March 31, 2011	(1,533)

2011/12 forecast updates:
— impact of returning 2011 HST transition payment	1,599
— education facilities — mainly impact of capital spending changes	66
— other changes	(76)
Total taxpayer-supported		56

Self-supported changes:
— BC Hydro — mainly impact of capital project timing and lower capital spending projections	(23)
— Other changes	17
Total self-supported		(6)
Total changes		50
2011/12 provincial debt — first Quarterly Report		53,487

Risks to the Fiscal Forecast

There are a number of risks and pressures to the fiscal plan, including slower than expected economic growth in our trading partners resulting in lower demand for BC’s exports, continuing instability in financial markets brought about by the European sovereign debt crisis, and further weakening of the US dollar.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.6  2011/12 Operating Statement

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Revenue	9,968	9,524	(444)	9,280	41,337	40,593	(744)	39,926
Expense	(10,100)	(9,939)	161	(9,718)	(41,912)	(43,021)	(1,109)	(40,235)
Surplus (deficit) before forecast allowance	(132)	(415)	(283)	(438)	(575)	(2,428)	(1,853)	(309)
Forecast allowance	—	—	—	—	(350)	(350)	—	—
Surplus (deficit)	(132)	(415)	(283)	(438)	(925)	(2,778)	(1,853)	(309)
Accumulated surplus beginning of the year	3,595	4,303	708	4,606	3,595	4,396	801	4,705
Accumulated surplus before comprehensive income	3,463	3,888	425	4,168	2,670	1,618	(1,052)	4,396
Accumulated other comprehensive income from self-supported Crown agencies	301	225	(76)	124	199	200	1	436
Accumulated surplus end of period	3,764	4,113	349	4,292	2,869	1,818	(1,051)	4,832

First Quarterly Report 2011/12

First Quarterly Report

Table 3.7  2011/12 Revenue by Source

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxation
Personal income	1,425	1,425	—	1,499	5,796	5,828	32	5,361
Corporate income	382	382	—	288	1,571	1,786	215	1,658
Harmonized sales	1,429	1,416	(13)	—	5,820	5,859	39	4,176
Other sales (1)	8	41	33	1,166	116	133	17	1,387
Fuel	239	223	(16)	219	964	964	—	940
Carbon	193	211	18	141	950	970	20	741
Tobacco	169	157	(12)	252	676	641	(35)	734
Property	467	463	(4)	474	1,898	1,925	27	1,918
Property transfer	225	289	64	302	810	860	50	855
Other (2)	121	106	(15)	146	413	414	1	427
	4,658	4,713	55	4,487	19,014	19,380	366	18,197
Natural resources
Natural gas royalties	101	113	12	115	447	413	(34)	313
Forests	99	72	(27)	74	526	494	(32)	436
Other natural resource (3)	517	492	(25)	498	2,127	2,024	(103)	1,978
	717	677	(40)	687	3,100	2,931	(169)	2,727
Other revenue
Medical Services Plan premiums	486	480	(6)	446	1,945	1,940	(5)	1,787
Other fees (4)	585	574	(11)	556	2,762	2,822	60	2,658
Investment earnings	266	250	(16)	132	1,037	1,015	(22)	859
Miscellaneous (5)	946	607	(339)	638	2,958	2,760	(198)	2,790
	2,283	1,911	(372)	1,772	8,702	8,537	(165)	8,094
Contributions from the federal government
Health and social transfers	1,350	1,352	2	1,294	5,398	5,377	(21)	5,176
Harmonized sales tax transition payment	—	—	—	—	580	—	(580)	769
Other federal contributions (6)	308	293	(15)	328	1,602	1,648	46	2,052
	1,658	1,645	(13)	1,622	7,580	7,025	(555)	7,997
Commercial Crown corporation net income
BC Hydro	60	92	32	86	611	592	(19)	591
Liquor Distribution Branch	237	225	(12)	218	925	899	(26)	890
BC Lotteries (net of payments to the federal government)	272	270	(2)	293	1,096	1,063	(33)	1,096
ICBC	80	(7)	(87)	107	290	149	(141)	323
Transportation Investment Corporation (Port Mann)	(4)	(2)	2	(2)	(15)	(15)	—	(7)
Other	7	—	(7)	10	34	32	(2)	18
	652	578	(74)	712	2,941	2,720	(221)	2,911
Total revenue	9,968	9,524	(444)	9,280	41,337	40,593	(744)	39,926

(1) Includes social service tax and continuation of the tax on designated property.

(2) Corporation capital, insurance premium and hotel room taxes.

(3) Columbia River Treaty, other energy and minerals, water rental and other resources.

(4) Post-secondary, healthcare-related, motor vehicle, and other fees.

(5) Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(6) Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.8  2011/12 Expense by Ministry, Program and Agency

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11 (1)	Budget (1)	Forecast	Variance	2010/11 (1)
Office of the Premier	2	2	—	2	9	9	—	9
Aboriginal Relations and Reconciliation	20	14	(6)	22	80	80	—	95
Advanced Education	469	474	5	472	1,980	1,980	—	1,975
Agriculture	19	10	(9)	31	66	66	—	80
Attorney General	112	111	(1)	112	443	443	—	474
Children and Family Development	323	336	13	329	1,331	1,331	—	1,334
Community, Sport and Cultural Development	56	148	92	62	254	254	—	433
Education	1,528	1,527	(1)	1,463	5,242	5,242	—	5,197
Energy and Mines	102	95	(7)	93	418	418	—	439
Environment	33	27	(6)	30	130	130	—	132
Finance	45	33	(12)	154	157	157	—	160
Forests, Lands and Natural Resource Operations	123	128	5	129	590	590	—	810
Health	3,830	3,724	(106)	3,599	15,714	15,714	—	14,721
Jobs, Tourism and Innovation	60	77	17	39	237	237	—	299
Labour, Citizens’ Services and Open Government	138	134	(4)	149	566	566	—	585
Public Safety and Solicitor General	161	165	4	162	635	652	17	706
Social Development	574	599	25	580	2,339	2,339	—	2,369
Transportation and Infrastructure	184	183	(1)	182	807	807	—	752
Total ministries and Office of the Premier	7,779	7,787	8	7,610	30,998	31,015	17	30,570
Management of public funds and debt	334	314	(20)	325	1,349	1,330	(19)	1,243
Contingencies	151	—	(151)	—	603	603	—	1
Funding for capital expenditures	160	132	(28)	99	1,543	1,523	(20)	1,083
Legislative and other appropriations	32	31	(1)	28	125	125	—	120
Subtotal	8,456	8,264	(192)	8,062	34,618	34,596	(22)	33,017
Liability for reimbursement of HST transition funding	—	—	—	—	—	1,019	1,019	—
Prior year liability adjustments	—	—	—	—	—	—	—	(167)
Consolidated revenue fund expense	8,456	8,264	(192)	8,062	34,618	35,615	997	32,850
Expenses recovered from external entities	506	527	21	558	2,651	2,721	70	2,924
Funding provided to service delivery agencies	(5,426)	(5,461)	(35)	(5,155)	(21,369)	(21,516)	(147)	(20,303)
Total direct program spending	3,536	3,330	(206)	3,465	15,900	16,820	920	15,471
Service delivery agency expense
School districts	1,611	1,619	8	1,583	5,513	5,526	13	5,418
Universities	874	879	5	841	3,880	3,928	48	3,734
Colleges and institutes	247	254	7	247	1,063	1,084	21	1,064
Health authorities and hospital societies	3,059	3,069	10	2,854	11,989	12,127	138	11,187
Other service delivery agencies	773	788	15	728	3,567	3,536	(31)	3,361
	6,564	6,609	45	6,253	26,012	26,201	189	24,764
Total expense	10,100	9,939	(161)	9,718	41,912	43,021	1,109	40,235

(1) Restated to reflect government’s current organization and/or accounting policies.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.9  2011/12 Expense By Function

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11 (1)	Budget	Forecast	Variance	2010/11 (1)
Health:
Medical Services Plan	997	950	(47)	941	4,026	4,059	33	3,799
Pharmacare	258	273	15	256	1,140	1,156	16	1,129
Regional services	2,833	2,671	(162)	2,590	11,593	11,457	(136)	10,597
Other healthcare expenses (2)	200	143	(57)	174	718	703	(15)	625
	4,288	4,037	(251)	3,961	17,477	17,375	(102)	16,150
Education:
School districts	1,696	1,708	12	1,665	5,911	5,919	8	5,802
Post-secondary institutions	1,072	1,089	17	1,081	4,825	5,074	249	4,865
Other education expenses (3)	93	93	—	116	558	548	(10)	504
	2,861	2,890	29	2,862	11,294	11,541	247	11,171
Social services:
Social assistance (2),(3)	367	395	28	371	1,495	1,483	(12)	1,512
Childcare services (2)	271	284	13	272	1,112	1,111	(1)	1,118
Community living and other services	175	172	(3)	171	770	764	(6)	754
	813	851	38	814	3,377	3,358	(19)	3,384
Protection of persons and property	321	348	27	319	1,322	1,305	(17)	1,448
Transportation	351	353	2	357	1,617	1,605	(12)	1,577
Natural resources and economic development	244	277	33	302	1,347	1,415	68	1,997
Other	209	329	120	247	1,220	1,195	(25)	1,211
Contingencies	151	—	(151)	—	603	603	—	—
General government	255	276	21	289	1,102	2,107	1,005	1,044
Debt servicing costs	607	578	(29)	567	2,553	2,517	(36)	2,253
Total expense	10,100	9,939	(161)	9,718	41,912	43,021	1,109	40,235

(1) Restated to reflect government’s current organization and accounting policies.

(2) Payments for healthcare services by the Ministry of Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3) Payments for training costs by the Ministry of Social Development made on behalf of its clients are reported in the Education function.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.10 2011/12 Material Assumptions – Revenue

Revenue Source and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities
Personal income tax	$5,796	$5,828
Current calendar year assumptions
Personal income growth	3.5%	3.8%	+/- 1% change in 2011 BC personal income growth equals +/- $50 to $100 million
Labour income growth	4.0%	4.0%
Tax base growth	3.4%	3.9%
Average tax yield	4.85%	4.85%
Current-year tax	$6,024	$6,051

+/- 1% change in 2010 BC personal or taxable income growth equals +/- $50 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$50 to $75 million base change in 2011/12

BC Tax Reduction	$-141	$-141
Low income climate action tax credit	$-175	$-175
BC HST/sales tax credit	$-288	$-288
Other tax credits and refunds	$-98	$-98
Policy neutral elasticity *	1.2	1.2
Fiscal year assumptions
Prior-year adjustment		$7
Family Bonus offset	$-5	$-5

	2010 Assumptions
2010 Tax-year
Personal income growth	3.0%	3.4%
Tax base growth	2.1%	2.1%
Average 2010 tax yield	4.81%	4.81%
2010 tax	$5,780	$5,780
BC Tax Reduction	$-139	$-138
Low income climate action tax credit	$-164	$-164
BC HST/sales tax credit	$-148	$-148
Other tax credits and refunds	$-100	$-100
Policy neutral elasticity *	1.0	0.9

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$1,571	$1,786
Components of revenue (fiscal year)
Advance instalments	$1,498	$1,657
International Business Activity Act refunds	$-20	$-20
Prior-year adjustment	$93	$149
Current calendar year assumptions
National tax base ($ billions)	$216.8	$242.0	+/- 1% change in the 2011 national tax base equals +/- $10 to $20 million
BC instalment share of national tax base	11.6%	11.6%
Effective tax rates (general/small business)	10.0 / 2.5	10.0 / 2.5
BC tax base growth (post federal measures)	9.5%	10.2%
BC corporate profits growth	8.6%	10.3%	+/- 1% change in the 2010 BC tax base equals +/- $20 to $30 million in 2011/12
BC Tax credits
Film, Television and Production Services	$-199	$-199
Scientific Research and Experimental Development	$-143	$-143
Interactive Digital Media	$-35	$-35
Other	$-50	$-50

	2010 Assumptions
2010 Tax-year
BC tax base growth	15.3%	12.8%
BC corporate profits growth	19.4%	19.1%
Gross 2010 tax	$1,994	$1,950
Prior-year adjustments	$93	$149
Prior years losses/gains (included in above)	$-200	$-100
BC Tax credits
Film, Television and Production Services	$-189	$-189
Scientific Research and Experimental Development	$-144	$-144
Other	$-50	$-50

Revenue is recorded on a cash basis.  Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2011/12 instalments from the federal government reflect 9 months of payments related to the 2011 tax year (Apr/11-Dec/11) and 3 months of payments related to the 2012 tax year (Jan/12-Mar/12). Instalments for the 2011 (2012) tax year are based on BC’s share of the national tax base for the 2009 (2010) tax year and a forecast of the 2011 (2012) national tax base. BC’s share of the 2009 national tax base was 11.6%, based on tax assessments as of December 31, 2010. Cash adjustments for any under/over payments from the federal government in respect of 2010 will be received/paid on March 30, 2012.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.10 2011/12 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities
Harmonized sales tax	$5,820	$5,859
Calendar Year			+/- 1% change in consumer expenditure growth equals up to
Nominal consumption	4.6%	3.7%
Nominal government expenditures	1.0%	4.0%
Nominal residential investment	3.7%	3.1%	+/- $35 million
Nominal GDP	4.1%	4.2%
HST Rebates (% rebate of the provincial portion of the HST paid)			+/- 1% change in residential construction growth equals up to
Municipalities	75%	75%
Charities and non-profit organizations	57%	57%	+/- $15 million
New housing (up to $26,250)	71.43%	71.43%
School authorities	87%	87%
Universities and public colleges	75%	75%
Hospital authorities	58%	58%
Components of revenue
Gross	$7,230	$7,306
Input tax credit denial (temporary)	$163	$107
Rebates:
- Point of sale	$(359)	$(358)
- Municipalities, charities & non profit organizations	$(311)	$(305)
- SUCH sector	$(233)	$(225)
- New housing	$(475)	$(469)
- Residential energy use	$(195)	$(197)
Other sales taxes	$116	$133
Components of social service tax revenue
Social service	$30	$40
Tax on designated property (12% rate)	$86	$93
Fuel and carbon taxes	$1,914	$1,934
Calendar Year
Real GDP	2.0%	2.0%
Gasoline volumes	1.0%	-7.3%
Diesel volumes	3.0%	-0.1%
Natural gas volumes	1.0%	10.2%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$25	$25
Natural gas (cents/gigajoule)	124.15 ¢	124.15 ¢
Gasoline (cents/litre)	5.56 ¢	5.56 ¢
Light fuel oil (cents/litre)	6.39 ¢	6.39 ¢
Carbon tax revenue	$950	$970
Carbon tax rates change on July 1
Components of fuel tax revenue
Consolidated Revenue Fund	$506	$506
BC Transit	$11	$11
BC Transportation Financing Authority	$447	$447
	$964	$964
Property taxes	$1,898	$1,925
Calendar Year
BC Consumer Price Index	2.0%	2.4%	+/- 1% change in new construction and inflation equals up to +/- $5 million in residential property taxation revenue
Housing starts	24,946	25,000
Home owner grants (fiscal year)	$-816	$-816

Components of revenue
Residential (net of home owner grants)	$635	$675
Non-residential	$1,007	$983	+/- 1% change in new construction and inflation equals up to +/- $5 million in non-residential property taxation revenue
Rural area	$84	$90
Police	$23	$28
BC Assessment Authority	$77	$77
BC Transit	$74	$74
Commissions	$(2)	$(2)

First Quarterly Report 2011/12

First Quarterly Report

Table 3.10     2011/12 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities
Other taxes	$1,899	$1,915
Calendar Year
Population	1.5%	1.1%
BC Consumer Price Index	2.0%	2.4%
BC housing starts	-5.8%	-5.6%
Real GDP	2.0%	2.0%
Nominal GDP	4.1%	4.2%

Components of revenue
Property transfer	$810	$860
Tobacco (net of commissions)	$676	$641
Corporation capital	$0	$1
Insurance premium	$413	$413
Hotel room (net of commissions)	$0	$0
Energy, sales of Crown land tenures, metals, minerals and other	$2,145	$2,017
Natural gas price			+/- $1.00 change in the natural gas price equals +/- $280 to $330 million
Plant inlet, $Cdn/gigajoule	$3.02	$2.82
Sumas, $US/ MMBtu	$4.41	$4.46	+/- 1% change in natural gas volumes equals +/- $5 to $10 million
Natural gas production volumes (petajoules)	1,476	1,436
Annual per cent change	26.7%	17.5%	+/- 1 cent change in the exchange rate equals +/- $5 million on natural gas royalties

Oil price ($US/bbl at Cushing, Ok)	$86.46	$99.14
Auctioned land base (000 hectares)	612	310
Average bid price/hectare ($)	$500	$700
Cash sales of Crown land tenures	$306	$217
Metallurgical coal price ($US/tonne, fob west coast)	$224	$239
Copper price ($US/lb)	$3.65	$4.01
Annual electricity volumes set by treaty (million mega-watt hours)	4.5	4.5	+/- 10% change in the average Mid-Columbia electricity price equals +/- $10 to $20 million
Mid-Columbia electricity price ($US/mega-watt hour)	$37	$34
Exchange rate (US¢/ Cdn$, calendar year)	99.7	102.9
Components of revenue

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Natural gas royalties	$447	$413
Bonus bids, fees and rentals	$929	$915
Petroleum royalties	$84	$109
Columbia River Treaty electricity sales	$150	$130
Coal	$387	$336
Minerals, metals and other	$107	$73
Oil and Gas Commission fees and levies	$41	$41
Royalty programs and infrastructure credits
Summer drilling	$-40	$-14
Deep drilling	$-130	$-204
Road and pipeline infrastructure	$-120	$-111
Total	$-290	$-329
Implicit average natural gas royalty rate	10.0%	10.2%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.10     2011/12 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities
Forests	$526	$494
Prices (calendar year average)			+/- US$50 change in SPF price equals +/- $25 to $50 million
SPF 2x4 ($US/1000 bd ft)	$263	$262
Random Lengths Composite ($US/thousand board feet)	$298	$283	+/- US$50 change in hemlock price equals +/- $5 to $10 million
Hemlock price ($US/1000 bd ft)	$713	$771
Pulp ($US/tonne)	$888	$990
Coastal log ($Cdn/cubic metre) (Vancouver Log Market, fiscal year)	$69	$71	+/- US$50 change in pulp price equals +/-$5 to $10 million
			+/- Cdn$10 change in average log price equals +/-$10 to $20 million
Fiscal Year Trade Assumptions
Export tax rate (effective rate)	11.3%	15.0%
Lumber shipments and consumption (billion board feet)
U.S. lumber consumption	33.9	32.9	+/- 1 cent change in exchange rate equals
BC surge trigger volumes	7.2	7.0	+/- $5 to $10 million on stumpage revenue
BC lumber exports to US	6.4	4.9
			+/- 10% change in Interior harvest volumes equals
Crown harvest volumes (million cubic metres)
Interior	47.4	48.0	+/- $10 to $15 million
Coast	11.6	12.0	+/- 10% change in Coastal harvest volumes equals
Total	59.0	60.0
BC Timber Sales (included in above)	11.8	11.8	+/- $3 to $10 million
Components of revenue			The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.
Tenures	$157	$135
BC Timber Sales	$158	$158
Federal border tax (SLA 2006)	$174	$159
Logging tax	$12	$12
Other CRF revenue	$14	$15
Recoveries	$11	$15
Other natural resources	$429	$420
Components of revenue
Water rental and licences*	$362	$360
Recoveries	$48	$41
Angling and hunting permits and licences	$12	$12
Recoveries	$7	$7

*BC Hydro rate increases are indexed to Consumer Price Index.
Other revenue	$8,702	$8,537
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,699	$2,702
Recoveries	$218	$226
Crown corporations and agencies	$106	$98
Other service delivery agencies	$1,684	$1,736
Investment earnings
Consolidated Revenue Fund	$78	$63
Fiscal agency loans & sinking funds earnings	$814	$805
Crown corporations and agencies	$36	$34
Other service delivery agencies	$109	$113
Sales of goods and services	$738	$807
Miscellaneous
Consolidated Revenue Fund	$188	$185
Recoveries	$510	$556
Crown corporations and agencies	$385	$73
Other service delivery agencies	$1,137	$1,139

First Quarterly Report 2011/12

First Quarterly Report

Table 3.10     2011/12 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities
Health and social transfers	$5,398	$5,377
National Cash Transfers
Canada Health Transfer (CHT)	$26,952	$26,952
Wait Times Reduction Transfer (WTRT)	$250	$250	+/- 0.1% change in BC’s population share equals
Canada Social Transfer (CST)	$11,514	$11,514
BC share of national population (June 1)	13.34%	13.30%	+/- $45 to $50 million
BC health and social transfers revenue
CHT	$3,806	$3,794
WTRT	$33	$33
CST	$1,536	$1,531
Prior-year adjustments	—	$-3
Health deferral
Diagnostic and Medical Equipment	$16	$16
Medical Equipment Trust	$7	$7
Other federal contributions	$2,182	$1,648
Components of revenue
HST Transition Payment	$580	—
Other Consolidated Revenue Fund	$192	$192
Labour Market Development Agreement	$296	$284
Local Government Services and Transfers	$50	$64
Canada-BC Co-operation on Immigration	$97	$97
Labour Market Agreement	$66	$66
Community Development Trust	$5	—
Other recoveries	$182	$195
Crown corporations and agencies	$236	$238
Other service delivery agencies	$478	$512
Service delivery agency direct revenue	$5,559	$5,400
School districts	$481	$481
Post-secondary institutions	$2,685	$2,801
Health authorities and hospital societies	$735	$793
BC Transportation Financing Authority	$493	$489
Other service delivery agencies	$1,165	$836
Commercial Crown corporation net income	$2,941	$2,720
BC Hydro	$611	$592
reservoir water inflows	100%	100%	+/-1% in hydro generation = +/-$10 million
mean gas price	4.61	4.30	+/-10% = -/+$5 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	35.77	28.69	+/-$1/MWh in electricity trade margins
(Mid-C, $US/MWh)			= +/-$30 million
assumed rate increases:
- base rate	9.73%	8.00%
- rate rider changes from prior year	-1.03%	-1.03%
ICBC	$290	$149
vehicle growth	+1.8%	+0.6%	+/-1% = +/-$37 million
current claims cost percentage change	+1.2%	+5.4%	+/-1% = -/+$29 million
investment return	4.6%	4.5%	+/-1% return = +/-$115 million
loss ratio	85.3%	88.6%

First Quarterly Report 2011/12

First Quarterly Report

Table 3.11     2011/12 Material Assumptions – Expense

Ministry Programs and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities

Advanced Education	1,980	1,980
Student spaces in public institutions (# FTEs)	201,792	201,792	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.

Attorney General	443	443
New cases filed/processed (# for all courts)	295,000	295,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceedings Act (CPA)	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Children and Family Development	1,331	1,331
Average children-in-care caseload (#)	8,300	8,300

Caseload is expected to decline due to large number of 15 to 17 year olds currently in the system who will reach maturity. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2.8 million.

Average annual residential cost per child in care ($)	34,500	34,500

Education	5,242	5,242
Enrolment (# of FTEs)	564,933	564,933	Enrolment figures are based on BC Stats enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K–12)	521,022	521,022
Expanded full-day kindergarten	15,085	15,085
Distributed Learning (online)	15,000	15,000
Summer	5,890	5,890
Adults	7,937	7,937

Forests, Lands and Natural Resource Operations	590	590
BC Timber Sales	164	164

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	63	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.

Health	15,714	15,714
Pharmacare	1,140	1,140	A 1% change in utilization or drug prices affects costs by approximately $10 million.

Medical Services Plan (MSP)	3,802	3,802	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.

Regional Services	10,541	10,541

First Quarterly Report 2011/12

First Quarterly Report

Table 3.11     2011/12 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions		1st Quarter
($ millions unless otherwise specified)	Budget	Forecast	Sensitivities

Public Safety and Solicitor General	635	652
Policing, Victim Services and Corrections	527	527	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	15	32	The number and severity of natural disasters.

Social Development	2,339	2,339
Temporary Assistance annual average caseload (#)	53,100	53,100

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	78,600	78,600

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	131,700	131,700	The average cost per case is sensitive to the composition of the caseload, and reported income.

Adult Community Living:
Residential Services:
Average caseload (#)	5,600	5,600	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.3 million.
Average cost per client ($)	71,500	71,500
Day Programs:
Average caseload (#)	13,800	13,800
Average cost per client ($)	16,600	16,600
Personal Supports Initiative
Average caseload (#)	300	300
Average cost per client ($)	20,400	20,400

Management of Public Funds and Debt	1,349	1,330
Interest rates for new provincial borrowing:			Full year impact on MoPD on interest costs of a 1% change in interest rates equals $46.4 million; $100 million increase in debt level equals $1.4 million.
Short-term	1.66%	1.25%
Long-term	4.17%	4.06%
CDN/US exchange rate (cents)	99.9	96.7

Service delivery agency net spending	4,643	4,685
School districts	192	123
Post-secondary institutions	2,649	2,722
Health authorities and hospital societies	552	550
BC Transportation Financing Authority	947	900
Other service delivery agencies	303	390

First Quarterly Report 2011/12

First Quarterly Report

Table 3.12     2011/12 Full-Time Equivalents (FTEs) (1)

	2011/12 (2)			Actual
FTEs	Budget	Forecast	Variance	2010/11

Ministries and special offices (consolidated revenue fund)	26,156	26,156	—	30,221
Service delivery agencies (3)	4,441	4,441	—	4,423
Total FTEs	30,597	30,597	—	34,644

(1)   Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)   The ministry 2011/12 FTE total includes a reduction of about 3,000 FTEs reflecting the shift of BC Ambulance Service oversight from the Ministry of Health to the Provincial Health Services Authority.

(3)   Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 3.13     2011/12 Capital Spending

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxpayer-supported
Education
School districts	88	166	78	95	520	568	48	433
Post-secondary institutions	150	85	(65)	120	599	706	107	925
Health	215	129	(86)	203	859	957	98	916
BC Transportation Financing Authority	247	297	50	209	986	1,047	61	1,080
BC Transit	41	7	(34)	8	162	95	(67)	39
Vancouver Convention Centre expansion project	—	1	1	2	—	3	3	10
BC Place redevelopment	75	74	(1)	50	147	247	100	197
Government operating (ministries)	79	43	(36)	17	332	332	—	261
Other (1)	67	51	(16)	45	300	294	(6)	252
Capital spending contingencies (2)	—	—	—	—	200	82	(118)	—
Total taxpayer-supported	962	853	(109)	749	4,105	4,331	226	4,113
Self-supported
BC Hydro	520	397	(123)	317	2,195	2,177	(18)	1,519
Columbia River power projects (3)	48	39	(9)	4	98	98	—	67
Transportation Investment Corporation (Port Mann)	179	183	4	164	717	836	119	738
BC Rail	5	1	(4)	2	18	18	—	6
ICBC	29	21	(8)	4	81	84	3	48
BC Lotteries	27	15	(12)	11	109	110	1	81
Liquor Distribution Branch	6	3	(3)	1	25	25	—	18
Total self-supported	814	659	(155)	503	3,243	3,348	105	2,477
Total capital spending	1,776	1,512	(264)	1,252	7,348	7,679	331	6,590

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, other service delivery agencies and project reserves held by the Ministry of Finance.
(2)	Includes $50 million for ministry capital contingencies.
(3)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.14     Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from Budget 2011.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		June 30, 2011	Complete	Costs	Debt	Government	Contributions
Taxpayer-supported
School districts
Revelstoke Elementary and Secondary	Fall 2012		28	32	60	58	—	2
Chilliwack Secondary	Fall 2012		4	54	58	58	—	—
Burnaby Central Secondary	Spring 2012		42	22	64	64	—	—
Centennial Secondary	Fall 2014		—	62	62	62	—	—
Alberni District Secondary	Fall 2012		17	41	58	54	—	4
Full-day kindergarten	Fall 2012		46	98	144	144	—	—
Total school districts			137	309	446	440	—	6
Post-secondary institutions
University of British Columbia
– Pharmaceutical Sciences and Centre for Drug Research & Development	Fall 2012		35	98	133	86	3	44
Health facilities
Jim Pattison Outpatient Care and Surgery Centre (2)
– Government direct cost	Spring 2011		51	14	65	65	—	—
– P3 contract	Spring 2011		172	—	172	172	—	—
Victoria Royal Jubilee Hospital – Patient Care Centre
– Government direct cost	Spring 2013		125	25	150	23	—	127
– P3 contract	Spring 2011		199	—	199	199	—	—
Fort St. John Hospital and Residential Care
– Government direct cost	Spring 2012		208	57	265	169	—	96
– P3 contract	Spring 2012		—	33	33	33	—	—
Expansions to Kelowna General and Vernon Jubilee Hospitals
– Government direct cost	Spring 2012		238	37	275	26	—	249
– P3 contract	Spring 2012		156	2	158	158	—	—
Northern Cancer Control Strategy (3)
– Government direct cost	Fall 2012		45	46	91	87	—	4
– P3 contract	Fall 2012		14	1	15	15	—	—
Lions Gate Hospital (Mental Health) Redevelopment (4)	Fall 2013		—	58	58	34	—	24
Surrey Emergency/Critical Care Tower (5)
– Government direct cost	Summer 2014		33	274	307	287	—	20
– P3 contract	Summer 2014		34	145	179	179	—	—
Interior Heart and Surgical Centre (6)	Spring 2017		63	330	393	302	—	91
Children’s and Women’s Hospital (7)	Fall 2017		4	678	682	532	—	150
Total health facilities			1,342	1,700	3,042	2,281	—	761
Transportation
South Fraser Perimeter Road
– Government direct cost	Summer 2014		679	383	1,062	714	348	—
– P3 contract	Summer 2014		70	132	202	202	—	—
Sierra Yoyo-Desan Road upgrade	Fall 2012		77	110	187	187	—	—
Total transportation			826	625	1,451	1,103	348	—
Other
Vancouver Convention Centre expansion project	Summer 2009	(8)	834	2	836	494	222	120
BC Place redevelopment (9)	Fall 2011		389	174	563	563	—	—
Integrated case management system	Fall 2014		75	107	182	179	3	—
Surrey Pretrial Service Centre expansion (10)	Fall 2013		6	98	104	104	—	—
e-Health initiative (11)	Spring 2013		226	36	262	138	124	—
Total other			1,530	417	1,947	1,478	349	120
Total taxpayer-supported			3,870	3,149	7,019	5,388	700	931

First Quarterly Report 2011/12

First Quarterly Report

Table 3.14     Capital Expenditure Projects Greater Than $50 million (1) (continued)

Note: Information in bold type denotes changes from Budget 2011.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		June 30, 2011	Complete	Costs	Debt	Government	Contributions
Self-supported
Transportation
Port Mann Bridge / Highway 1	Winter 2013		1,913	1,406	3,319	3,319	—	—
Power generation and transmission
BC Hydro
– GM Shrum G1–G4 stator replacement	Fall 2010	(8)	75	1	76	76	—	—
– Revelstoke Unit 5 generation	Fall 2010	(8)	238	12	250	250	—	—
– Central Vancouver Island transmission line	Fall 2010	(8)	59	7	66	66	—	—
– Cheakamus spillway gate reliability upgrade (12)	Summer 2011		59	13	72	72	—	—
– Fort Nelson generating station upgrade (12)	Fall 2011		112	27	139	139	—	—
– Vancouver City Central transmission	Fall 2012		50	136	186	186	—	—
– Columbia Valley transmission	Fall 2012		25	129	154	154	—	—
– Northwest transmission line	Winter 2013		31	364	395	85	130	180
– Stave Falls spillway gate reliability upgrade (12)	Winter 2013		22	48	70	70	—	—
– Seymour Arm series capacitor	Spring 2014		—	58	58	58	—	—
– Smart metering and infrastructure program	Summer 2013		84	846	930	930	—	—
– Hugh Keenleyside spillway gate reliability upgrade (12)	Spring 2014		17	84	101	101	—	—
– Dawson Creek area reinforcement	Fall 2013		5	127	132	132	—	—
– Interior to Lower Mainland transmission line	Fall 2014		53	547	600	600	—	—
– Mica units 5 and 6 project (12)	Fall 2015		96	704	800	800	—	—
– GM Shrum units 1 to 5 turbine upgrade (12)	Spring 2015		21	291	312	312	—	—
– Ruskin Dam safety and powerhouse upgrade (12)	Winter 2018		56	791	847	847	—	—
– Mica gas insulated switchgear replacement (12)	TBD		91	108	199	199	—	—
– Southern Interior series compensation	TBD		1	60	61	61	—	—
– John Hart replacement (12)	TBD		48	1,302	1,350	1,350	—	—
Columbia River power projects (13)
– Waneta Dam power expansion	May 2015		99	250	349	349	—	—
Total power generation and transmission			1,242	5,905	7,147	6,837	130	180
Other
British Columbia Lottery Corporation
– Casino gaming management system	Winter 2015		—	75	75	75	—	—
Insurance Corporation of British Columbia
– Business transformation program	Fall 2016		28	153	181	181	—	—
Total other			28	228	256	256	—	—
Total self-supported			3,183	7,539	10,722	10,412	130	180
Total $50 million projects			7,053	10,688	17,741	15,800	830	1,111

(1)

Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown do not include an additional $2 million to establish an offsite access road to the facility.
(3)	Figures shown do not include an approved project reserve of $5 million.
(4)	Figures shown do not include an approved project reserve of $4 million.
(5)	Figures shown do not include an approved project reserve of $26 million. The Emergency Department is expected to be operational by summer 2013.
(6)	Figures shown are based on preliminary Treasury Board approvals and do not include an approved project reserve of $55 million. These amounts will change after P3 contracts are finalized.
(7)	Figures shown are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(8)	Assets have been put into service and only trailing costs remain.
(9)	BC Place redevelopment includes $458 million to upgrade the stadium and install a retractable roof, and $105 million to refurbish the facilities.
(10)	Figures shown do not include an approved project reserve of $9 million.
(11)

The e-Health initiative is comprised of 7 distinct projects. Figures shown reflect the total costs of the 7 Ministry of Health’s provincially co-ordinated e-Health projects. The federal government portion is an estimate based on a signed agreement with Canada Health Infoway and the actual amount may vary, depending on eligible project costs incurred.

(12)	Total costs and completion dates for these projects vary depending on the final scope. Information shown represents current assumptions.
(13)

Joint ventures of the Columbia Power Corporation and Columbia Basin Trust. In October 2010, CPC/CBT reached an agreement for a partnership with Fortis Inc. to develop an electricity generating facility at the Waneta Dam south of Trail. Capital spending information reflects 49 per cent of the total project — CPC’s 32.5 per cent share combined with CBT’s 16.5 per cent share.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.15     2011/12 Provincial Debt (1)

	Year-to-Date to June 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxpayer-supported debt
Provincial government operating	5,485	5,779	294	5,987	6,067	6,629	562	4,268
Provincial government general capital	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	8,181	8,475	294	8,683	8,763	9,325	562	6,964
Other taxpayer-supported debt (mainly capital)
Education (2)
School districts	6,154	5,934	(220)	5,707	6,499	6,549	50	6,016
Post-secondary institutions	4,123	4,033	(90)	3,835	4,218	4,211	(7)	4,092
	10,277	9,967	(310)	9,542	10,717	10,760	43	10,108
Health (2),(3)	5,024	4,870	(154)	4,406	5,411	5,414	3	4,895
Highways and public transit
BC Transportation Financing Authority (4)	6,049	5,742	(307)	5,118	6,493	6,383	(110)	5,785
Public transit	997	999	2	997	997	999	2	997
SkyTrain extension	1,153	1,175	22	1,154	1,153	1,175	22	1,155
BC Transit	189	152	(37)	161	240	208	(32)	158
	8,388	8,068	(320)	7,430	8,883	8,765	(118)	8,095
Other
Social housing (5)	595	552	(43)	358	716	680	(36)	511
Provincial government general capital	811	599	(212)	308	1,087	938	(149)	570
BC Pavilion Corporation	334	257	(77)	157	445	445	—	250
BC Immigrant Investment Fund	362	356	(6)	290	406	407	1	347
Homeowner Protection Office	—	—	—	—	—	—	—	—
Other (6)	273	114	(159)	159	388	138	(250)	115
	2,375	1,878	(497)	1,272	3,042	2,608	(434)	1,793
Total other taxpayer-supported	26,064	24,783	(1,281)	22,650	28,053	27,547	(506)	24,891
Total taxpayer-supported debt	34,245	33,258	(987)	31,333	36,816	36,872	56	31,855
Self-supported debt
Commercial Crown corporations
BC Hydro	12,012	12,472	460	11,104	13,537	13,514	(23)	11,710
BC Transmission Corporation	—	—	—	92	—	—	—	—
Columbia River power projects (7)	467	483	16	189	463	482	19	183
BC Lotteries	71	90	19	52	87	103	16	85
Transportation Investment Corporation (Port Mann)	1,516	1,600	84	909	1,983	1,993	10	1,148
Liquor Distribution Branch	—	—	—	1	—	—	—	—
Post-secondary institutions’ subsidiaries	201	173	(28)	201	201	173	(28)	173
	14,267	14,818	551	12,548	16,271	16,265	(6)	13,299
Warehouse borrowing program	—	481	481	510	—	—	—	—
Total self-supported debt	14,267	15,299	1,032	13,058	16,271	16,265	(6)	13,299
Forecast allowance	––	—	—	—	350	350	—	—
Total provincial debt	48,512	48,557	45	44,391	53,437	53,487	50	45,154

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)

Health facilities’ debt includes public-private partnership obligations of $816 million for the three months ended June 30, 2010, $941million for the three months ended June 30, 2011, $935 million for fiscal 2010/11 and $998 million for fiscal 2011/12.

(4)

BC Transportation Financing Authority debt includes public-private partnership obligations of $796 million for the three months ended June 30, 2010, $850 million for the three months ended June 30, 2011, $838 million for fiscal 2010/11 and $904 million for fiscal 2011/12.

(5)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(6)

Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(7)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

First Quarterly Report 2011/12

First Quarterly Report

Table 3.16     2011/12 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	June 30,	March 31,
($ millions)	2011	2011	2012
Financial assets
Cash and temporary investments	3,096	3,283	1,661
Other financial assets	9,603	8,790	9,521
Sinking funds	1,410	1,486	1,290
Investments in commercial Crown corporations:
Retained earnings	6,968	6,682	7,127
Recoverable capital loans	12,947	14,162	15,610
	19,915	20,844	22,737
Warehouse borrowing program assets	—	481	—
	34,024	34,884	35,209
Liabilities
Accounts payable and accrued liabilities	7,664	6,951	6,653
Deferred revenue	10,854	10,669	10,530
Debt:
Taxpayer-supported debt	31,855	33,258	36,872
Self-supported debt	13,299	15,299	16,265
Forecast allowance	—	—	350
Total provincial debt	45,154	48,557	53,487
Add: debt offset by sinking funds	1,410	1,486	1,290
Less: guarantees and non-guaranteed debt	(421)	(750)	(715)
Financial statement debt	46,143	49,293	54,062
	64,661	66,913	71,245
Net liabilities	(30,637)	(32,029)	(36,036)
Capital and other non-financial assets
Tangible capital assets	34,390	34,707	36,713
Other non-financial assets	1,079	1,435	1,141
	35,469	36,142	37,854
Accumulated surplus (deficit)	4,832	4,113	1,818

Changes in Financial Position

	Year-to-Date	Forecast
	June 30,	March 31,
($ millions)	2011	2012

(Surplus) deficit for the period	415	2,778
Comprehensive income (increase) decrease	304	236
(Increase) decrease in accumulated surplus	719	3,014
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	853	4,331
Less: amortization and other accounting changes	(536)	(2,008)
Change in net capital assets	317	2,323
Increase (decrease) in other non-financial assets	356	62
	673	2,385
Increase (decrease) in net liabilities	1,392	5,399
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	187	(1,435)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(286)	159
Self-supported capital investments	659	3,348
Less: loan repayments and other accounting changes	556	(685)
	929	2,822
Other working capital changes	642	1,133
	1,758	2,520
Increase (decrease) in financial statement debt	3,150	7,919
(Increase) decrease in sinking fund debt	(76)	120
Increase (decrease) in guarantees and non-guaranteed debt	329	294
Increase (decrease) in total provincial debt	3,403	8,333

First Quarterly Report 2011/12

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British Columbia

Ministry of Finance